SAMPLE PROSPECTUS SUPPLEMENT

PROSPECTUS SUPPLEMENT (To Prospectus dated September 19, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-1337405
STRATOS GLOBAL CORPORATION
Offer to Exchange
$150,000,000 principal amount of our 9 7/8% Senior Notes due 2014

Recent Developments
          We have attached to this prospectus supplement the Consolidated Financial Statements of Stratos Global Corporation (“Stratos”) as at September 30, 2006 and December 31, 2005 and for the three and nine months ended September 30, 2006 and 2005 and accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2006 as filed today by Stratos on Form 6-K. The attached information updates and supplements Stratos’ Prospectus dated September 19, 2006, as supplemented on October 20, 2006.
          You should carefully consider the risk factors beginning on page 14 of the Prospectus before investing.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

November 3, 2006

Stratos Global Corporation
Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three and Nine Months Ended September 30, 2006
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and the accompanying unaudited interim consolidated financial statements and notes thereto (the “Interim Financial Statements”) should be read in conjunction with our Audited Consolidated Financial Statements and related notes thereto and MD&A as at and for the years ended December 31, 2005 and 2004, set forth in our 2005 Annual Report (the “2005 Annual Filings”) and our unaudited interim consolidated financial statements and notes thereto and related MD&A for the three months ended March 31, 2006 and the three and six months ended June 30, 2006 (the “Q1 Report” and “Q2 Report” respectively). Financial data presented in the MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles. A reconciliation to United States Generally Accepted Accounting Principles is presented in Note 21 to our unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2006 and 2005.
As a result of rounding adjustments, the figures or percentages presented in one or more columns included in any of the tabular presentations or information presented in this MD&A may not add up to the total for that column.
Throughout this MD&A, “we”, “us”, “our” and “Stratos” refer to Stratos Global Corporation and its subsidiaries and operating segments.
This MD&A contains statements and other forward looking information including, but not limited to potential future circumstances, results and developments. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Such statements and information are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from actual future results or events. Factors which could cause results or events to differ from current expectations include, among other things: changes in our commercial relationship with Inmarsat plc, changes in technology and industry participants in the remote communications industry, major satellite system failures or natural disasters, frequent new product and service introductions, our ability to successfully integrate Xantic B.V., changing or evolving customer requirements, continued price competition, changes in product mix, general industry and global economic conditions, and our ability to sustain and improve our financial performance. For additional information with respect to certain of these risks or factors, reference should be made to our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, including the risk factors described in our annual information form, and to the prospectus contained in our registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4, including the risk factors beginning on page 14 thereof.

Stratos disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.
Reported in U.S. dollars unless otherwise stated.
This MD&A has been prepared as at November 2, 2006.
Additional information regarding Stratos, including copies of our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, such as our annual information form, is available on our website at www.stratosglobal.com or through the SEDAR website maintained by the Canadian Securities Regulatory Authorities at www.sedar.com.
A glossary of terms used in this MD&A is included at the end of this MD&A.
Overview
We are a leading global provider of advanced mobile and fixed-site remote telecommunications services. We provide Internet Protocol (“IP”), high-speed data and voice services to end-users typically operating beyond the reach of traditional wireline and terrestrial wireless telecommunications networks. The primary end-users of our services consist of governmental agencies and military forces, maritime organizations and oil and gas companies.
We offer a broad portfolio of remote telecommunications solutions to our customers, offering services over the mobile and fixed satellite systems of a number of the leading global and regional satellite system operators and through our owned and operated microwave and satellite telecommunications facilities. We also provide customized, turnkey remote telecommunications solutions, value-added services, and the equipment and engineering services to integrate the remote telecommunications solutions we offer.
In managing our business and for reporting purposes, we divide our business into two operating segments: Mobile Satellite Services, or MSS, and Broadband Services, or Broadband.
MSS
Our MSS segment provides mobile telecommunications services, primarily over the Inmarsat plc (“Inmarsat”) satellite system. The revenue derived from services provided over the Inmarsat satellite system accounted for approximately 81% of the MSS segment’s revenue and 61% of our consolidated revenue in the nine months ended September 30, 2006. To provide Inmarsat services, we operate a terrestrial-based network, including land earth stations, or LESs, located in Australia, Canada, the Netherlands, New Zealand and the United Kingdom. Other MSS services accounted for 19% of MSS segment revenue in the nine months ended September 30, 2006 and primarily consist of mobile telecommunications services sourced on a wholesale basis from mobile satellite system operators such as Iridium Satellite LLC (“Iridium”) and Mobile Satellite Ventures (“MSV”), sales of mobile terminals and equipment, accounting authority services billed to customers and other ancillary services. Other MSS services, in general, have lower gross margins than Inmarsat services.
MD&A Third Quarter — September 30, 2006

On February 14, 2006, the Corporation completed the acquisition of Xantic B.V. (“Xantic”), of the Netherlands. The acquisition has strengthened Stratos’ MSS presence in Europe and Asia, enhanced the Corporation’s leading position in North America and provided us with greater reach across key market sectors, particularly in the Inmarsat maritime and aeronautical markets — see “Overview - The Xantic Acquisition”.
Broadband
Our Broadband segment provides VSAT services, sourced on a wholesale basis from a number of the leading fixed satellite system operators, with our VSAT hubs located in the United States, the United Kingdom, Germany and Russia. Our VSAT network enables integrated data and voice telecommunications between remote fixed sites and land-based offices. In addition, our Broadband segment operates what we believe to be the most extensive digital microwave network in the U.S. Gulf of Mexico, utilized primarily by oil and gas companies operating offshore rigs and platforms in the Gulf of Mexico. Our Broadband segment revenue also includes the sale and rental of equipment, repair and maintenance, and engineering services associated with microwave and VSAT technologies.
Key Factors Affecting our Business
Our revenue, profitability and cash flow are directly affected by the price we can charge for the products and services we sell, the volumes of certain higher gross margin products relative to certain of our lower gross margin products, and the gross margins of new products we have introduced. In the last two years, the price and volume of the various services we sell have been influenced by several key factors, including: increased price competition; introduction of new services; and changes in the mix of services we sell or lease. As a result of such factors, we expect we will need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flows. A further discussion of these factors follows.
Increased Price Competition
The remote telecommunications industry has experienced increased price competition. We believe MSS customers, particularly distributors, are continuing to make purchase decisions based primarily on price, as most major competitors now offer similar value-added services. A significant number of our customer contracts in our MSS segment are “on-demand” contracts which, consistent with industry practice, typically have no contractual minimum purchase requirements. On-demand services provide a cost effective option for end-users with fluctuating demand requirements and most of our distributors and end-users can readily purchase some or all of their on-demand mobile satellite services from our competitors without significant additional cost or disruption of services. Both of these factors contribute to volatility in the level of certain satellite airtime services we sell to individual customers. As a result, we are subject to competitive pricing pressures on a continuous basis and we must increase volumes in order to maintain or grow our revenues, profitability and cash flows.
Revenue in both our microwave and VSAT businesses are derived from contracts of varying lengths and from non-contractual purchases of equipment and services. In the Broadband segment, competitive pricing pressures during the past several years have affected our revenue in the Gulf of Mexico.
MD&A Third Quarter — September 30, 2006

The introduction of newer IP-based satellite technology has increased the competition from VSAT providers serving the oil and gas industry. This competition has reduced prices of both equipment and space segment in our VSAT business. In addition, certain oil and gas producers have moved to lower cost and capability VSAT solutions based primarily on price, further reducing our microwave revenue.
Introduction of New Services
Advances in satellite technologies have enabled satellite system operators to launch more sophisticated, higher-speed data services. We have observed that some of our end-use customers are migrating slowly from earlier technologies to the more sophisticated, higher-speed data services that have been recently introduced. In that regard, we have experienced, and continue to experience, a gradual migration by end-users from Inmarsat’s analog and older digital mobile satellite telecommunications services to the newer digital services with high speed capabilities. With the introduction in December 2005 of BGAN, we expect to experience further migration by end-users from legacy high-speed data products such as Inmarsat GAN to BGAN and other more sophisticated, higher-speed data services introduced in the future. Revenues from BGAN services in the first nine months of 2006 are not significant due to the early stage of commercial deployment of the service. Since Inmarsat owns the LESs for its BGAN services, we expect our future gross margins associated with the revenues derived from distribution of BGAN services will be less than for most other Inmarsat services. We expect the higher data speeds and smaller end-user terminals will encourage existing end-users to increase their usage and will also expand the market for MSS services. Our objective is to increase the volumes of airtime we sell or lease in order to grow our revenue, profitability and cash flow.
In April 2006, the three largest Inmarsat distribution partners, including us, commenced an arbitration proceeding with Inmarsat, contending that Inmarsat’s recent appointment of a new distribution partner for BGAN services breached the terms of the Commercial Framework Agreement and BGAN Services Distribution Agreement among Inmarsat and all Inmarsat distribution partners. The arbitration proceeding was held during the last week of September, 2006. A decision of the arbitrator is expected in the fourth quarter of 2006.
Growth in our Broadband segment has relied on the successful introduction of IP-based technologies for VSAT, such as the Stratos ITek VSAT product.
Product Mix
Excluding the impact of the Xantic acquisition on our MSS segment, we have been experiencing a shift in the mix of services we are distributing from the higher margin airtime services, such as Inmarsat’s high-speed digital services, to lower margin Inmarsat services, Iridium services for which we act as a non-facilities based distributor, and other MSS equipment and services. In addition, volatility in certain of our higher margin Inmarsat high-speed data services have contributed to changes in our product mix as these services become proportionately less of our MSS revenue. Accordingly, we need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flow. The acquisition of Xantic has significantly increased our volume of airtime for Inmarsat services – see “Overview – The Xantic Acquisition”.
MD&A Third Quarter — September 30, 2006

In our Broadband segment, we have been experiencing, and continue to experience, a decline in our microwave and related services revenue in the Gulf of Mexico, both in absolute terms and as a percentage of segment revenue. The hurricanes experienced in 2005 changed our product mix, decreasing microwave revenues while increasing VSAT revenues – see “Overview – Impact of Hurricanes”. In addition, we attribute the decrease in microwave revenue to the decline in oil and gas companies’ exploration and development drilling activity in the shallow water areas of the Gulf of Mexico and the price competition from VSAT services. We do not purchase satellite airtime in connection with providing telecommunication services through our microwave network. As a result, a reduction in demand for our microwave services generally does not result in any significant related reduction in the cost of services and operating costs. In contrast, the increase in demand for our VSAT services results in an increase in the cost of services related to purchasing space segment from satellite operators and higher personnel costs associated with designing and delivering a customized VSAT solution. As a result, we have been experiencing a decline in our gross margin as a percentage of revenue as the gross margin associated with our microwave network revenue is higher than that associated with our VSAT network derived revenue.
The Xantic Acquisition
On February 14, 2006, we acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $184.8 million, net of cash acquired, including transaction costs of $6.7 million. The purchase consideration is subject to post-closing adjustments based on Xantic’s audited financial statements for the twelve months ended December 31, 2005 as provided for in the share purchase agreement.
The Xantic acquisition was accounted for using the purchase method resulting in total assets and liabilities recorded of $276.1 million and $91.3 million, respectively, as described in Note 3 to the Interim Financial Statements. The determination of the final purchase price allocation is subject to post-closing adjustments. Estimated restructuring and integration costs of $11.0 million are included in the preliminary purchase price allocation. The final purchase price allocation may differ from the preliminary amounts presented. Results of operations have been included in the consolidated statement of operations from the date of acquisition. For the three and nine months ended September 30, 2006, the Xantic acquisition increased our MSS segment revenue by $48.5 million and $121.8 million, respectively. For the period from February 14, 2006 to September 30, 2006, $109.0 million, or 90% of the increase in revenue, was related to services provided over the Inmarsat satellite system. The Xantic acquisition contributed an additional $8.5 million and $17.9 million, respectively, to MSS segment earnings during the three and nine months ended September 30, 2006.
Based on the completion of our detailed integration plans and execution of those plans to date, our estimate of annual operating expense and capital expenditure synergies is $25-$30 million expected to be realized within 18 months of completing the acquisition. In connection with the acquisition, we expect to incur one-time cash integration costs, excluding transaction costs, over the 18-month period following the acquisition of $25-$30 million, with approximately 75% to 85% of such costs to be incurred during 2006. Integration costs include employee severance costs related to operating synergies, IT systems conversion and data migration and other costs related to integrating Xantic and Stratos. Integration activities proceeded as planned and integration and capital costs of $4.3 million and $7.6 million, respectively, were incurred during the three and nine months ended September 30, 2006.
MD&A Third Quarter — September 30, 2006

In connection with the Xantic acquisition, during the first quarter of 2006, we recorded an after-tax, non-cash write-off of $19.6 million related to capital assets and licenses used in our LES located in Goonhilly, United Kingdom as a result of the planned rationalization of our post-acquisition LES network. LES services currently provided from the Goonhilly LES will be transitioned to our Burum, Netherlands LES by the first quarter of 2007.
Impact of Hurricanes
In the first nine months of 2006, network reconstruction and recovery efforts continued on our Broadband microwave network and related telecommunications infrastructure in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita in 2005. During the three and nine months ended September 30, 2006, we incurred $0.6 million and $4.2 million of capital expenditures, respectively, and received advance payments of $1.3 million from insurance carriers related to reconstruction of capital assets. Additional advance payments of $1.2 million in respect of capital assets were received from insurance carriers in 2005. Capital expenditures during 2005 and the first nine months of 2006 in respect of hurricane reconstruction efforts now total $6.7 million and, as of April 1, 2006, connectivity has been restored to all of the network. We expect insurance coverage will be sufficient to rebuild the damaged sections of the microwave network and related equipment.
As a result of the damage to the microwave network, telecommunications services to energy customers continued to be impacted during the first nine months of 2006. Overall revenues and segment earnings in our Broadband segment in the first half of 2006 were increased by $1.7 million related to 2005 revenue recoveries as a result of continued positive experience resolving service interruption issues with certain of our microwave customers. The hurricanes decreased our microwave revenues in 2006 as certain customers have not returned to the microwave network. In addition, we continued to experience higher revenue related to VSAT services, including space segment, equipment rentals and other services provided to our customers affected by the hurricanes. We expect that the change in product mix caused by the hurricanes will continue to impact our gross margins and segment earnings in the future. The impact is based on a number of factors, including activity levels in the Gulf of Mexico, our customer’s assessment of their continuing communication requirements and certain customers choosing to remain with VSAT solutions.
We have business interruption insurance and are engaged in discussions with our insurance carriers with respect to the impact on our business caused by the hurricanes. During the first quarter of 2006, we received an advance payment of $0.5 million from our insurance carriers for business interruption which has been included in deferred revenue at September 30, 2006 pending final resolution of the business interruption claim.
MD&A Third Quarter — September 30, 2006

How We Evaluate our Operating Results and Financial Condition
In our public disclosure documents, we provide certain financial and related information about our business and each of our operating segments. Our objective in providing this information is to help users of our consolidated financial statements: (i) better understand our overall performance, (ii) better assess the profitability of our two operating segments, (iii) better assess our prospects for future net cash flows, and (iv) make more informed judgments about us as a whole. In our effort to achieve this objective, we provide information about segment revenues and segment earnings because these financial measures are used by our key decision makers in making operating decisions and assessing performance. We define “segment earnings” as earnings for a segment before interest expense, depreciation and amortization, other costs (income), non-controlling interest, equity in earnings of investee and income taxes. For additional information about our segment revenues and segment earnings, including a reconciliation of these measures to our consolidated financial statements, see note 17 to our Interim Financial Statements.
Comparison of Three and Nine Months Ended September 30, 2006 and September 30, 2005
The following table sets forth statement of operations data and key statistics for the three and nine months ended September 30, 2006 and September 30, 2005.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
	($ in millions, except percentages)

Revenue
- MSS	$107.7	$66.7	$302.9	$193.0
- Broadband	30.9	28.5	94.3	87.4

	138.6	95.2	397.2	280.4

Gross margin	39.8	25.2	103.7	80.8
As a % of revenue	29%	27%	26%	29%

Operating expenses	17.2	13.3	51.7	38.2
As a % of revenue	12%	14%	13%	14%

Segment earnings
- MSS	20.3	11.3	44.2	33.7
- Broadband	2.3	0.6	7.8	8.9

	22.6	11.9	52.0	42.6

As a % of revenue	16%	13%	13%	15%

Interest expense	8.7	2.8	26.2	8.5
Depreciation and amortization	11.0	9.2	30.9	27.3
Other costs (income)	3.8	0.1	29.1	0.5
Non-controlling interest	—	0.1	—	0.1
Equity in earnings of investee	(0.2)	(0.2)	(0.7)	(0.6)

(Loss) earnings before income taxes	(0.7)	(0.1)	(33.5)	6.8
Income tax (recovery) expense	(1.1)	0.4	(5.1)	3.4

Net earnings (loss)	$0.5	$(0.5)	$(28.5)	$3.4

MD&A Third Quarter — September 30, 2006

Revenue
Our total revenue for the three and nine months ended September 30, 2006 was $138.6 million and $397.2 million, respectively, up $43.4 million, or 46%, and $116.8 million, or 42%, from the same periods of the prior year. MSS segment revenue for the third quarter and first nine months of 2006 of $107.7 and $302.9 million, respectively, was up $41.0 million and $109.9 million, respectively, from the same periods of the prior year. Broadband segment revenue increased by $2.4 million and $6.9 million, respectively, in the third quarter and first nine months of 2006 when compared to the same periods of 2005.
The increase in our MSS segment revenue in both periods was attributable to the $121.8 million of revenue for the period from February 14 to September 30, 2006 related to the Xantic acquisition as previously discussed – see “Overview – The Xantic Acquisition”.
Excluding the impact of the Xantic acquisition, our MSS segment revenue decreased $7.5 million in the third quarter and $11.9 million in the first nine months of 2006, respectively, when compared to the same periods of 2005. The decrease in the third quarter of 2006 was the result of declines in Inmarsat revenue of $2.1 million and other MSS revenue of $5.4 million. The decrease of $11.9 million in the first nine months of 2006 was the result of declines of $8.0 million in Inmarsat revenue and $3.9 million of other MSS revenue.
Excluding the impact of Xantic, the decline in Inmarsat revenue during the third quarter of 2006 related to decreases in the volume of Inmarsat GAN services partially offset by increases in our Swift 64 and F services when compared to the same quarter of 2005. Inmarsat GAN services are primarily used by customers in the land sector. Inmarsat F is predominately used in the maritime sector. Swift 64 is a service used in the aeronautical sector. In addition, decreases in revenue per unit from Inmarsat C and Mini- M services contributed to the decline in revenues. Decreases in other MSS revenue during the third quarter were primarily attributable to decreased accounting authority services provided through our LESs.
Of the $8.0 million decline in Inmarsat revenue during the first nine months of 2006, approximately $4.5 million was attributable to declines in volume and $3.5 million to declines in price per unit. The decline in volume of Inmarsat GAN and A services were partially offset by increases in our Swift 64, F and leasing services. Average revenue per unit declined primarily in our Inmarsat Mini-M and B services due to the price competition experienced in 2005. The decrease in other MSS revenue during the first nine months of 2006 was primarily due to decreased accounting authority services partially offset by an increase in equipment sales when compared to the same period of 2005.
MD&A Third Quarter — September 30, 2006

The following table sets forth our Inmarsat revenues for the three and nine months ended September 30, 2006 and September 30, 2005 for our key market sectors.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	($ in millions)

Revenues

Maritime sector:
Voice services	$30.4	$10.7	$84.5	$32.2
Data services	12.3	3.8	31.9	12.1

Total maritime sector	42.7	14.5	116.4	44.3

Land sector:
Voice services	4.6	2.2	15.1	7.0
Data services	14.7	11.8	40.2	36.6

Total land sector	19.3	14.0	55.3	43.6

Aeronautical sector	8.3	1.7	20.0	4.8
Leasing	18.1	17.6	53.6	51.6

Total Inmarsat revenue	$88.4	$47.8	$245.3	$144.3

The increases of $28.2 million and $72.1 million, respectively, in the maritime sector and $6.6 million and $15.2 million, respectively, in the aeronautical sector for the three and nine months periods ended September 30, 2006 are due to the acquisition of Xantic and their strong presence in these sectors combined with the growth in our Inmarsat F maritime service and Swift 64 aeronautical service when compared to the prior year. Revenues in the land sector increased $5.3 million and $11.7 million, respectively, primarily as a result of increased revenue from the Xantic acquisition partially offset by declines in GAN revenue noted above. Continuing from the second half of 2005, we have experienced volatility in usage patterns for GAN services used to a significant extent by our government and military customers operating in the land sector. Excluding the impact of the Xantic acquisition, our GAN revenues declined in the third quarter and first nine months of 2006 when compared to the same periods in 2005, by $4.4 million and $12.1 million, respectively, due to the changes in volume as previously noted. Our leasing services, primarily Inmarsat B, continue to enjoy growth as a result of increased usage by government and military customers.
The increase in our Broadband segment’s revenue of $2.4 million, or 8%, during the third quarter of 2006 is primarily due to an increase in VSAT revenue in the Gulf of Mexico and an increase in microwave revenue when compared to the third quarter of 2005. Microwave revenue in the third quarter of 2005 was negatively impacted by the hurricanes occurring in August and September of that year. The increase in revenue of $6.9 million, or 8%, for the nine months ended September 30, 2006 was primarily attributable to the increased VSAT revenue in the Gulf of Mexico related to services provided to our customers affected by the hurricanes occurring in 2005 and other growth in VSAT solutions provided to our oil and gas customers. In addition, VSAT revenue from remote monitoring equipment and services have increased when compared to the same period of 2005.
MD&A Third Quarter — September 30, 2006

These increases in VSAT revenue are partially offset by declines in revenue in our European VSAT operations due to expiry of certain legacy contracts which have not been renewed. Microwave revenues have declined in the first nine months of 2006 when compared to the prior year as revenue from our microwave network was negatively impacted by the 2005 hurricanes. These declines are partially offset by the 2005 revenue recoveries of $1.7 million recorded in the first half of 2006 – see “Overview – Impact of Hurricanes”.
Gross Margin
Gross margin for the three months ended September 30, 2006 was $39.8 million, an increase of $14.6 million compared to the same period of 2005. Gross margin for the first nine months of 2006 increased $22.9 million to $103.7 million when compared to the first nine months of 2005. As a percentage of revenue, gross margin was 29% and 26%, respectively, for the three and nine months ended September 30, 2006, compared to 27% and 29%, respectively, for the same periods of the prior year.
Gross margin consists of revenue less cost of goods and services. Cost of goods and services includes variable expenses such as the cost of airtime and space segment we purchase from satellite owners, cost of equipment, materials and services we re-sell, and variable labor costs related to our repair and service workforce. Cost of goods and services also includes costs such as network infrastructure operating costs, customer support center costs, telecommunications services purchased from terrestrial providers, rents and salaries that do not vary significantly with changes in our volumes of goods and services sold.
In the MSS segment, gross margin increased as a result of the increased revenue related to the Xantic acquisition. In addition, gross margin in the third quarter of 2006 was positively impacted by approximately $3.3 million as a result of favorable commercial settlements with suppliers, including a $2.6 million settlement in respect of one-time adjustments to satellite airtime volume discounts of which $2.1 million relates to prior years.
As a percentage of segment revenue, gross margin in the MSS segment increased in the third quarter of 2006 when compared to the same period of 2005 as the favorable commercial settlements and higher volume discounts received from Inmarsat, offset the impact of competitive pricing and product mix discussed previously. As a percentage of segment revenue, gross margin in the MSS segment decreased in the first nine months of 2006 when compared to the same period of 2005. The Xantic business included modestly lower gross margins due to the higher volume of maritime sector voice revenues. In addition, the lowering of prices for certain of our Inmarsat services due to competitive pricing pressures in 2005 and a shift in product mix from higher margin high-speed data products used in the land sector to lower margin Inmarsat voice and data services and other MSS products, also contributed to the decline. Inmarsat’s newer high-speed data products, in general, have higher margins than the older technology Inmarsat voice, data and fax services.
In the Broadband segment, gross margin increased in the third quarter of 2006 when compared to the same period of 2005 as a result of the increased revenue in 2006 and the impact of the hurricanes experienced in the 2005 third quarter results.
MD&A Third Quarter — September 30, 2006

In addition, rate increases for our technical services and microwave bandwidth implemented in the third quarter of 2006 increased our Broadband gross margin when compared to the same quarter of 2005. Gross margin decreased in the first nine months of 2006 when compared to the same period of 2005. The decrease was the result of a greater proportion of segment revenue represented by lower gross margin VSAT services due to a shift in the revenue mix from our microwave network in the Gulf of Mexico to VSAT caused by last year’s hurricanes, as well as an increased level of growth in VSAT revenue. In addition, the decline in revenues and certain increased maintenance and insurance costs related to our microwave network in the Gulf of Mexico contributed to the decrease.
As a percentage of revenue, gross margin was comparable in the third quarter of 2006 when compared to the third quarter of 2005 but decreased in the first nine months of 2006 when compared to the same period of 2005. The gross margin percentage in each period of 2006 was impacted by the result of a greater proportion of segment revenue represented by lower gross margin VSAT services due to the shift in revenue mix caused by the hurricanes and an increased level of growth in VSAT revenue. Gross margin percentage in the third quarter of 2005 was adversely impacted by the hurricanes occurring in that period.
Operating Expenses
Operating expenses for the three months ended September 30, 2006 of $17.2 million were $3.9 million more than in 2005. Operating expenses for the nine months ended September 30, 2006 were $51.7 million, or $13.5 million higher than in 2005. Operating expenses represented 12% and 13%, respectively, of our revenue for the three and nine months ended September 30, 2006. The increase in operating expenses in absolute dollars was primarily due to additional operating expenses of $5.6 million and $12.5 million, respectively, associated with Xantic in the quarter ended September 30, 2006 and the period from February 14, 2006 to September 30, 2006.
Operating expenses for the third quarter of 2006 include recoveries of $0.6 million related to mark to market adjustments in respect of certain stock-based compensation plans. In addition, operating expenses in the third quarter of 2005 included the write-off of approximately $1.0 million of deferred acquisition costs for other acquisition opportunities no longer pursued subsequent to the announcement of the Xantic acquisition. For the nine months ended September 30, 2006, operating costs excluding Xantic increased in part due to the $1.0 million reduction in professional fees recorded in 2005 as discussed below.
Our operating expenses include general and administrative costs associated with our corporate management and back office billing, credit, accounting and information technology operations, public company costs, costs associated with our worldwide sales and marketing organization and related legal, audit and other professional fees we require to operate our business.
The increase in operating expenses resulting from the Xantic acquisition during the third quarter includes a $0.4 million loss as a result of a series of foreign exchange forward contracts which Xantic had executed to manage exposure to Euro/U.S. dollar exchange rate fluctuations relating to future Euro operating expenses. Operating expenses for the first nine months of 2006 include a gain of $0.8 million on these foreign exchange forward contracts which mature on December 15, 2006.
MD&A Third Quarter — September 30, 2006

During the first quarter of 2005, we recorded a reduction in professional fees of approximately $1.0 million, upon receipt of $3.0 million to settle a licensing dispute and reimburse our professional fee expenses incurred in resolving the dispute. The remaining $2.0 million was recorded in other income during the period. See the discussion of “Other Costs (Income)”.
Segment Earnings
MSS segment earnings increased $9.0 million and $10.5 million, respectively, in the three and nine months ended September 30, 2006, compared to the same periods of the prior year. The increases were primarily a result of the increases in gross margin partially offset by the increase in operating expenses. As a percentage of revenue, MSS segment earnings represented 19% and 15%, respectively, of the MSS segment revenue in each of the three and nine months ended September 30, 2006 compared to 17% and 18%, respectively, in the same periods of the prior year. When compared to the same periods of the prior year, MSS segment earnings as a percentage of revenue increased for the third quarter of 2006 due primarily to the favorable commercial settlements and higher volume discounts achieved but decreased for the nine months ended September 30, 2006 as a result of the decline in gross margin percentage.
Due to the reset of the Inmarsat volume discount arrangements in the first quarter of the year, gross margin and segment earnings were expected to increase throughout 2006 as higher volume discounts were achieved – see “Quarterly Information”. Based on the volume and mix of Inmarsat services provided in the first nine months of 2006, we expect total Inmarsat volume discounts for the remainder of 2006 to be in the range of $7.0 million to $9.0 million, compared to the approximately $13.2 million realized in the first three quarters of 2006 . The final determination of volume discounts is dependent on future traffic volumes and, in particular, traffic volumes in our land high-speed data sector.
Broadband segment earnings increased $1.7 million in the third quarter of 2006, compared to the third quarter of 2005. For the nine months ended September 30, 2006, Broadband segment earnings declined $1.1 million when compared to the same period of the prior year. The increase in the third quarter of 2006 both in absolute terms and as a percentage of revenue was due to the increase in gross margin and a reduction in operating costs. The decline in the nine months ended September 30, 2006 was due primarily to the decline in gross margin. As a percentage of segment revenue, Broadband segment earnings decreased in the nine months ended September 30, 2006 due to the shift in product mix driven primarily by the impact of the hurricanes which decreased the proportion of microwave revenue and increased the proportion of lower margin VSAT revenue.
Interest Expense
Interest expense for the three months ended September 30, 2006 of $8.7 million reflected an increase of $5.9 million when compared to 2005. Interest expense for the nine months ended September 30, 2006 increased $17.7 million to $26.2 million when compared to the prior year. The increase in both periods was due primarily to the refinancing of our senior credit facilities on February 13, 2006 and the additional $61.5 million of Term B debt when compared to our former Term B and revolving operating facilities, and $150.0 million of senior unsecured notes issued in connection with the Xantic acquisition. The LIBOR margin on the refinanced Term B facilities is 2.75% compared to 2.25% under the prior Term B facility.
MD&A Third Quarter — September 30, 2006

The interest rate on the senior unsecured notes is 9.875%. Interest expense for the first nine months of 2006 also includes $2.8 million related to the write-off of costs deferred in connection with our credit facilities in place prior to the refinancing.
Depreciation and Amortization
Depreciation and amortization for the three months ended September 30, 2006 increased $1.8 million to $11.0 million, compared to $9.2 million for the same period of the prior year. For the nine months ended September 30, 2006, depreciation and amortization increased $3.6 million to $30.9 million when compared to the same period of 2005. The increase in both periods is due primarily to the amortization of customer relationship intangibles related to the Xantic acquisition of $1.9 million and $4.7 million, respectively, and depreciation expense related to Xantic capital assets of $0.9 million and $2.2 million, respectively. Depreciation and amortization in the three and nine months ended September 30, 2006 also included $0.5 million and $1.5 million, respectively, related to the amortization of customer relationship intangibles related to the 2005 Plenexis acquisition compared to $0.5 million and $1.3 million, respectively, in the same periods of 2005. These increases were partially offset by reduced depreciation related to certain telecommunications equipment and other assets which were fully depreciated during 2005.
Other Costs (Income)
Other costs (income) of $3.8 million and $29.1 million for the three and nine months ended September 30, 2006 included the following:
•	Severance and other costs of $4.0 million recorded in the third quarter of 2006 including severance costs of $3.2 million related to restructuring measures implemented in the global MSS operations and sales and marketing groups and in the Broadband European operations groups. In addition, consultant costs of $0.8 million were recorded in respect of restructuring activities. These restructuring and consultant costs were related to our $10.0 million cost reduction initiative – see “Outlook”.

•	Other income of $0.2 million recorded in the third quarter of 2006 related to the successful appeal of a portion of the court ruling in favor of a former director and officer provided for in 2005.

•	Severance and other costs of $1.3 million recorded in the second quarter of 2006 as a result of the integration of Xantic related to positions existing within our MSS segment prior to the acquisition and a restructuring of the Broadband sales and operations groups.

•	Coincident with the acquisition of Xantic, we completed an evaluation of our consolidated post-acquisition LES network infrastructure. As a result, in the first quarter of 2006, we recorded an asset impairment charge of $19.6 million in connection with our capital and licenses used in our LES in Goonhilly, England. LES services currently provided from the Goonhilly LES will be transitioned to our Burum, Netherlands LES by the end of the first quarter of 2007.
MD&A Third Quarter — September 30, 2006

•	An asset impairment charge of $4.2 million related to the write-off of capital assets in the first quarter of 2006, representing costs incurred under a contract to customize and integrate customer relationship management software for use within our mobile satellite business. We have filed a claim for U.S. $7.0 million in damages, plus costs and interest, as a result of the third party consultant’s breach of contract and have received a counterclaim from the defendant, alleging breach of the same contract and seeking U.S.$6.7 million in damages, plus costs and interest.

•	Severance and other costs of $0.2 million recorded in the first quarter of 2006.
Other costs of $0.5 million for the nine months ended September 30, 2005 consist of a $1.7 million expense for a lawsuit brought against the Corporation, $0.6 million in respect of employee severance and other costs in the MSS and Broadband segments and $0.2 million related to the impairment of certain software assets partially offset by other income of $2.0 million attributable to the settlement of a commercial dispute with a third party regarding licensing and use of certain technology.
Income Tax
Income tax recovery for the quarter ended September 30, 2006 was $1.1 million based on a loss before tax of $0.7 million compared to income tax expense of $0.4 million for the quarter ended September 30, 2005 based on a loss before tax of $0.1 million. Income tax recovery for the nine months ended September 30, 2006 was $5.1 million, or 15% of our loss before tax of $33.5 million compared to income tax expense of $3.4 million for the nine months ended September 30, 2005, or 50% of earnings before tax of $6.8 million.
The difference in the effective income tax rate for the nine months ended September 30, 2006 from the 36% Canadian statutory rate is due to losses incurred in foreign jurisdictions for which no tax benefit was recognized. The losses for the first nine months of 2006 for which no tax benefit was recognized relate primarily to the asset impairment charge of $19.6 million recorded in the first quarter – see “Other Costs (Income)”. These benefits will be recognized in the future if their realization is determined to be more likely than not. The difference in the rate for the quarter and nine months ended September 30, 2005 from the Canadian statutory rate of 36% is due to losses incurred in foreign jurisdictions for which no tax benefit is recognized as well as the provision for legal claim recorded in the nine months ended September 30, 2005 which is not deductible for tax purposes.
Net Earnings (Loss)
We recorded net earnings of $0.5 million and a net loss of $28.5 million, respectively, during the third quarter and first nine months of 2006 compared to a net loss of $0.5 million and net earnings of $3.4 million, respectively for the same periods of 2005. The basic earnings (loss) per share for the three and nine months ended September 30, 2006 was $0.01 and ($0.68), respectively, compared to basic earnings (loss) per share of ($0.01) and $0.08, respectively, in the prior year.
MD&A Third Quarter — September 30, 2006

Quarterly Information
The table below sets forth selected financial data related to our revenue, net earnings and earnings per common share for each of the eight most recently completed quarters. The financial data is derived from our interim unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

	(U.S. Dollars; in millions, except per share amounts)
	2006			2005
	Sept. 30	June 30	Mar. 31	Dec. 31

Revenue	$138.6	$139.3	$119.3	$100.6
Net Earnings (Loss)	0.5	(4.1)	(24.9)	2.0
Basic and Diluted Earnings (Loss) Per Common Share	0.01	(0.10)	(0.59)	0.05

	(U.S. Dollars; in millions, except per share amounts)
	2005			2004
	Sept. 30	June 30	Mar. 31	Dec. 31

Revenue	$95.2	$92.7	$92.4	$89.2
Net (Loss) Earnings	(0.5)	0.4	3.5	3.9
Basic and Diluted (Loss) Earnings Per Common Share	(0.01)	0.01	0.08	0.08

In the four quarters of 2005, Broadband segment growth in VSAT through geographic expansion related to the Plenexis acquisition resulted in an overall increase in revenue. In the third quarter of 2005, MSS segment revenue increased 8% when compared to the second quarter of 2005 due to increased volumes in certain Inmarsat products reflecting in part the impact of Hurricane Katrina, and increases in other MSS revenues. The third quarter of 2005 also included the overall negative impact on revenues and earnings in the Broadband segment resulting from the hurricanes in the Gulf of Mexico. The fourth quarter of 2005 included increased revenue in the Broadband division related to VSAT and other services provided to customers affected by the hurricanes. Revenues in the first and second quarters of 2006 increased 19% and 17%, respectively, when compared to the prior quarter due to the increased revenues from the Xantic acquisition partially offset by declines in GAN revenues. In addition, Broadband segment revenues decreased modestly in the first quarter of 2006 due to decreases in VSAT equipment revenues and in the second quarter of 2006 due to lower revenue recoveries related to resolving service interruption issues with our customers impacted by the hurricanes in 2005. In the third quarter of 2006, MSS and Broadband segment revenue remained essentially consistent with the prior quarter.
On April 1, 2004, the Corporation’s renewed Land Earth Station Operator (“LESO”) agreement with Inmarsat became effective. Commencing in 2005, Inmarsat volume discount arrangements became effective on January 1st of each year pursuant to the renewed agreement. As a result, in the first quarter of 2005, lower volume discounts resulted in additional cost of goods and services of approximately $2.5 million in the MSS segment when compared to the fourth quarter of 2004. As a result of accumulated volumes in the second, third and fourth quarters of 2005, we achieved reductions in the cost of goods and services of approximately $1.0 million, $0.3 million and $0.6 million, respectively, when compared to the immediately preceding quarter. With the annual reset of the volume discount arrangements on January 1, 2006, cost of goods and services in the MSS segment, excluding Xantic, increased $1.9 million when compared to the fourth quarter of 2005.
MD&A Third Quarter — September 30, 2006

As a result of accumulated volumes in the second and third quarters of 2006 and the additional volumes in Xantic, we achieved combined reductions in the cost of goods and services of approximately $2.9 million and $3.0 million, respectively, when compared to similar costs for the combined companies in the immediately preceding quarter. In addition, the third quarter of 2006 was positively impacted approximately $2.6 million as a result of a favorable commercial settlement in respect of one-time adjustments to satellite airtime volume discounts of which $2.1 million related to prior fiscal years.
The fourth quarter of 2004 includes a $1.5 million write-off of deferred financing costs and a $1.8 million additional tax expense as a result of the refinancing of the Corporation’s long-term debt facility. The first quarter of 2005 includes other income of $2.0 million – see “Other costs (income)”. The second quarter of 2005 includes other costs of $1.7 million related to a court ruling in a lawsuit brought against us by one of our former officers. The first, second and third quarters of 2006 includes other costs of $29.1 million, primarily related to the acquisition of Xantic – see “Other Costs (Income)”.
Related Party Transactions
In the normal course of operations, the Corporation engages in transactions with its equity owned investee, Navarino Telecom SA and NTS Maritime Ltd (collectively referred to as “Navarino”), one of Stratos’ largest distributors. Sales of airtime and equipment to Navarino for the three and nine months ended September 30, 2006 were $4.2 million and $11.5 million, respectively, and $3.3 million and $10.2 million, respectively, for the same periods last year. These transactions are measured at the amounts exchanged.
Liquidity and Capital Resources
Operating Activities
We generated $13.3 million in operating cash flow (before changes in non-cash working capital) during the quarter ended September 30, 2006 and $30.4 million during the nine month period ended September 30, 2006, an increase of $3.5 million and decrease of $3.5 million, respectively, from the $9.8 million and $33.9 million generated for the three and nine months ended September 30, 2005. The increase for the third quarter of 2006 was due primarily to the $1.0 million increase in net earnings and the increase in non-cash charges related to depreciation and amortization. The decrease for the nine months ended September 30, 2006 was due primarily to the reduction in net earnings of $31.9 million partially offset by non-cash items including the asset impairment charge of $23.8 million and the increase in amortization of deferred financing charges of $3.7 million.
We increased our investment in non-cash working capital during the quarter ended September 30, 2006 by $10.3 million resulting in a net increase in working capital for the nine months ended September 30, 2006 of $13.1 million. The investment in non-cash working capital was determined by excluding the opening non-cash working capital balances arising from the Xantic acquisition as well as non-cash transactions impacting working capital related to the write-off of assets.
MD&A Third Quarter — September 30, 2006

Excluding the effect of these acquired opening balances and non-cash transactions, the increased investment in non-cash working capital during the quarter ended September 30, 2006 was due primarily to an increase in trade accounts receivable resulting from the timing of certain cash collections. We increased our investment in non-cash working capital during the quarter ended September 30, 2005 by $9.7 million, excluding the effect of opening non-cash working capital balances arising from the Plenexis acquisition. Excluding the effect of these acquired opening balances, the increased investment in non-cash working capital for the quarter ended September 30, 2005 was primarily due to an increase in prepaids and other and a decrease in payables and accruals reflecting changes in the timing of payments for certain operating costs and capital expenditures. The net investment in working capital for the nine months ended September 30, 2006 is primarily the result of an increase in accounts receivable and unbilled revenue, inventory and prepaids and other.
Net operating cash flow for the quarter and nine months ended September 30, 2006 was $3.0 million and $17.3 million, respectively, compared with the $0.1 million and $17.5 million generated during the same periods in 2005.
Investing Activities
Cash used in investing activities was $8.4 million and $194.0 million for the quarter and nine months ended September 30, 2006, compared to an investment of $6.9 million and $33.3 million for the same periods last year. The $160.7 million change for the nine month period ended September 30, 2006 compared with the same period in 2005 was primarily due to the acquisition of Xantic for $162.0 million compared to investments totaling $12.1 million in Navarino and Plenexis during the same period last year. The investment in Xantic consists of $191.3 million paid at closing plus $3.9 million of transaction costs incurred in 2006, net of cash acquired of $33.2 million. The remainder of the change in cash used in investing activities is primarily attributable to an increase in deferred costs associated with the refinancing of our senior credit facilities in the first quarter of 2006. Capital asset additions for the three and nine months ended September 30, 2006 of $8.8 million and $20.9 million, respectively, increased by $3.5 million and $3.0 million, respectively, from $5.3 million and $17.9 million incurred during the three and nine months ended September 30, 2005. Capital asset additions for the nine months ended September 30, 2006 related primarily to the rebuild of telecommunications assets in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita, investment in capital infrastructure associated with the Xantic integration as well as purchases of VSAT telecommunications equipment. Capital expenditures for the nine months ended September 30, 2005 related to the investment in the IP-based core network and the StratosMax service in the Gulf of Mexico, satellite terminals and infrastructure in support of the multi-regional VSAT and other system enhancements designed to improve customer service. We expect capital expenditures to increase in the fourth quarter of 2006 related to the integration of Xantic resulting in 2006 annual capital expenditures of approximately 6% to 7% of revenue.
Financing Activities
Financing activities generated cash of $0.1 million and $211.0 million for the three and nine months ended September 30, 2006, respectively, compared to a use of cash of $0.2 million and $50.7 million for the three and nine months ended September 30, 2005. During the first quarter of 2006, we refinanced our senior credit facilities.
MD&A Third Quarter — September 30, 2006

Cash generated for the nine month period of 2006 was primarily due to long-term debt proceeds of $225.0 million from the amended and restated Term B facility which was partially used to repay the outstanding balances of $148.5 million under the prior Term B facility and $15.0 million under the prior revolving operating facility. The remaining proceeds from the amended and restated Term B facility were used to fund a portion of the Xantic acquisition. In addition, we issued senior unsecured notes of $150.0 million to finance the remaining portion of the Xantic acquisition, transaction and integration costs. Cash used in financing activities during the nine months ended September 30, 2005 related primarily to $65.3 million of cash used to repurchase 7.4 million shares of our capital stock, net of a $15.0 million advance drawn under our revolving credit facility to finance a portion of the cost of the share repurchase.
At September 30, 2006, long-term debt (including current portion and senior unsecured notes) totaled $375.6 million and shareholders’ equity totaled $195.8 million. At December 31, 2005, long-term debt (including current portion) totaled $164.2 million and shareholders’ equity totaled $222.9 million. The long-term debt to equity ratio was 1.9:1 at September 30, 2006, compared to 0.7:1 at December 31, 2005.
Cash, Short-Term and Long-Term Borrowings
At September 30, 2006, we held cash and short-term investments of $48.8 million. This was an increase of $34.3 million from the December 31, 2005 cash and short-term investment balance of $14.5 million. This increase resulted primarily from the long-term debt proceeds and issuance of senior unsecured notes outlined above and cash provided by operations for the nine months ended September 30, 2006 of $17.3 million. The increase was partially offset by the repayment of the former Term B and revolving operating facilities then outstanding, the acquisition transactions described previously and capital and other asset additions during the period.
In connection with the acquisition of Xantic on February 14, 2006, we incurred long-term debt in order to refinance our existing senior credit facilities and fund the purchase price of Xantic paid at closing, as well as transaction and integration costs. Effective February 13, 2006, our refinanced senior secured credit facilities consist of: (i) a five year $25.0 million revolving operating facility; (ii) a five year Term A facility of up to $20.0 million; and (iii) a six year Term B facility of $225.0 million. In addition, on February 13, 2006 we issued $150.0 million of 9.875% senior unsecured notes due in 2013. The Term A facility is only available to fund purchase price adjustments related to the Xantic acquisition, if required and has been extended by the parties to expire on December 31, 2006. Any unused portion of the Term A facility will be terminated after the purchase price adjustments, if any, have been finalized. The refinanced senior credit facilities were provided by a syndicate of financial institutions. No amounts have been drawn under the new revolving operating facility. The terms of our refinanced senior credit facilities and the senior unsecured notes are described in Note 9 to our Interim Financial Statements.
We believe our cash and cash equivalents and cash flow from the combined operations will provide the resources required to meet our expenditure requirements for the foreseeable future. Expenditure requirements include working capital requirements, integration costs related to the Xantic acquisition, debt service, ongoing capital expenditure requirements and the Xantic final purchase price adjustment, if any. In addition, if required, we have available the $25.0 million revolving operating facility to fund expenditures and the $20.0 million Term A facility to fund the Xantic purchase price adjustment, if any.
MD&A Third Quarter — September 30, 2006

Contractual Obligations
A summary of our total contractual obligations and commercial commitments to make future payments as at September 30, 2006 is presented in the table below.

		Payments due by September 30
		($ in millions)
Contractual obligations	Total	2007	2008	2009	2010	2011	Thereafter

Long-term debt (1) (2)	$375.6	$2.4	$2.4	$2.4	$2.4	$2.3	$363.7
Operating leases	26.2	6.7	4.4	2.7	2.0	1.6	8.8
Maintenance contracts	4.5	3.7	0.6	0.2	0.0	0.0	0.0
Capital expenditure obligations	1.1	0.8	0.2	0.1	0.0	0.0	0.0
Purchase obligations(3)	60.8	42.8	13.6	3.6	0.4	0.3	0.1
Other obligations	14.3	3.4	1.1	0.9	1.1	1.2	6.6

Total contractual obligations	$482.5	$59.8	$22.3	$9.9	$5.9	$5.4	$379.2

(1)	Excludes interest.

(2)	See changes in long-term debt under “Liquidity and Capital Resources – Cash, Short-Term and Long-Term Borrowings”.

(3)	Purchase obligations are related primarily to space segment costs and will be funded from contracts to provide space segment and related services to our customers.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements.
Outstanding Share Capital
We are authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at September 30, 2006, we had issued and outstanding 42.0 million (2005 – 42.0 million) common shares with a stated value of $216.2 million (2005 — $216.1 million). No preferred shares have been issued.
Critical Accounting Estimates
The preparation of our Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from these estimates could have a significant adverse effect on operating results and financial position. Our critical accounting estimates are discussed in the MD&A contained in our 2005 Annual Filings.
MD&A Third Quarter — September 30, 2006

Risk and Risk Management
Our business is subject to a number of risks and uncertainties. These risks and uncertainties are described in detail in our annual information form filed with Canadian Securities Regulatory Authorities and in the MD&A included in our 2005 Annual Filings, Q1 Report and Q2 Report, as well as in the prospectus contained in our Form F-4 registration statement filed with the SEC.
Changes in Accounting Policies
A summary of our significant accounting policies is presented in Note 2 to our Interim Financial Statements for the three and nine months ended September 30, 2006. We did not adopt any new accounting policies in the nine months ended September 30, 2006.
Outlook
We will continue to execute on our key objectives for the balance of 2006 including the following:
•	The continued integration of Xantic and its subsidiaries and realizing the related operating and capital synergies;

•	The successful launch of BGAN in our key vertical markets;

•	An emphasis on organic growth of our MSS data services;

•	The international expansion of our Broadband business with focus on our StratosITek VSAT platform; and

•	Improved customer support and service delivery.
We are also taking further measures to assess our cost structure and business model and are implementing costs reductions which are expected to reduce costs by approximately $10.0 million annually in 2007 and onwards.
Based upon year to date results, currently available information and market conditions, we expect revenue growth to be in the 40% range for the full year 2006, including revenue related to the acquisition of Xantic (from the date of acquisition on February 14, 2006). We expect to report a net loss per share for the full year 2006, primarily driven by non-cash after-tax write-offs related to the acquisition of Xantic as well as amortization of customer intangibles related to both the Xantic and Plenexis acquisitions. Excluding the effects of these items, we expect adjusted earnings per share for 2006 to be below 2005 reported earnings per share.
MD&A Third Quarter — September 30, 2006

Glossary of Terms for Management’s Discussion and Analysis of Financial Condition and Results of Operations
Broadband
A transmission system that multiplexes multiple independent signals onto one cable. In telecommunications terminology, any channel having a bandwidth greater than a voice-grade channel (4 kHz). In LAN terminology, a coaxial cable on which analog signaling is used. Also called wideband.
DIRECWAY®
A VSAT satellite service operated by Hughes Network Systems (HNS) that provides broadband connectivity to consumers and businesses in fixed-site, remote locations, primarily where terrestrial services, such as DSL and cable broadband, are unavailable. Stratos is a value-added reseller of DIRECWAY in the U.S. and Canada.
Fleet F77, F55 and F33
Stratos-provided Inmarsat services that offer highly advanced communications capabilities, including voice, HSD and packet data services for the marine market while at the same time lowering service costs. These services give shipboard crew members the same global access to voice and data communications as any major land-based office. F77 is designed for large vessels, while F55 and F33 offer lighter weight antennas to serve medium- and small-sized vessels, respectively.
Hubs
A fixed antenna used to send and receive satellite transmission signals, interconnecting telecommunications between a satellite and VSATs.
Inmarsat®
An acronym for International Maritime Satellite service that provides mobile communications for land, air and sea worldwide.
IP
Internet Protocol. Software that tracks the Internet address of nodes, routes outgoing messages, and recognizes and routes incoming messages.
Iridium®
A global mobile satellite telephone and paging service. Global coverage is provided by low-earth-orbiting satellites, allowing users to make and receive calls virtually anywhere in the world.
Microwave
A high-frequency electromagnetic wave, one millimeter to one meter in wavelength, intermediate between infrared and short-wave radio wavelengths. Can be used as a long-range voice and data communications medium.
MD&A Third Quarter — September 30, 2006

MSV
Mobile Satellite Ventures. A satellite network that provides voice, data and wide area dispatch maritime communications services. MSV uses spot beam technology to provide secure communication for North and Central America, the northern tip of South America, the Caribbean, and Hawaii.
Regional BGAN
A Stratos-provided Inmarsat service that brings high-speed data communications to developed and developing nations in its service area, with usage charges based on the amount of data sent or received rather than the conventional “per minute” charge for satellite airtime.
StratosITek™
A Stratos-provided IP VSAT service that provides high-speed, always-on connectivity for remote-location land and maritime applications on a global scale. StratosITek offers speeds of up to 2 Mbps and is available in several configurations that allow it to be installed on maritime vessels or moved quickly and easily from location to location on land.
StratosNet®
Stratos’ Internet e-mail system, StratosNet, is an Internet service optimized for cost-effective mobile communications through multiple mobile satellite networks. StratosNet provides the ability to transmit data at 2.4 kbps or higher while also gaining from the benefits of compression. StratosNet makes the Inmarsat-C service extremely efficient for e-mail at sea on a vessel of any size.
Swift 64™
A Stratos-provided Inmarsat service that provides global in-flight data communications services to commercial and private aircraft at speeds up to 64kbps. Swift 64 services have been designed to meet the needs of aircraft passengers, corporate users and the flight deck, and are designed to take advantage of existing Inmarsat Aero H/H+ installations already found on a large number of aircraft.
VSAT
Very Small Aperture Terminal. A relatively small satellite antenna used for satellite-based point-to-multipoint data communications.
MD&A Third Quarter — September 30, 2006

Consolidated Financial Statements of
STRATOS GLOBAL CORPORATION
As at September 30, 2006 and December 31, 2005 and
for the three and nine months ended September 30, 2006 and 2005

Consolidated Balance Sheets
As at September 30, 2006 and December 31, 2005 (U.S. dollars; in thousands)
(Unaudited)
Incorporated under the laws of Canada

	2006	2005

Assets (Note 9)

Current
Cash and cash equivalents	$48,770	$14,472
Accounts receivable (Notes 18 and 20)	92,378	56,290
Unbilled revenue	36,892	24,622
Inventory	11,804	7,796
Prepaids and other	25,138	20,757
Future income taxes (Note 14)	8,529	4,216

	223,511	128,153

Investments (Note 5)	6,663	6,337
Capital assets (Note 4)	132,170	131,265
Goodwill and other intangible assets (Note 6)	408,602	218,081
Other assets (Note 7)	14,983	11,432

	$785,929	$495,268

Liabilities

Current
Payables and accruals (Note 8)	$156,425	$69,955
Deferred revenue	11,695	7,576
Current portion of long-term debt (Note 9)	2,379	1,657

	170,499	79,188
Long-term debt (Note 9(a))	223,256	162,581
Senior unsecured notes (Note 9(b))	150,000	—
Other liabilities (Note 10)	14,289	5,492
Future income taxes (Note 14)	31,639	24,648

Total liabilities	589,683	271,909

Non-controlling interest	442	429

Shareholders’ equity	195,804	222,930

	$785,929	$495,268

Commitments and contingencies (Note 19)
See accompanying notes

Consolidated Statements of Operations
(Unaudited)
Three and nine months ended September 30 (U.S. dollars; in thousands, except per share amounts)

	Three Months		Nine Months
	2006	2005	2006	2005

Revenue	$138,576	$95,199	$397,156	$280,378
Cost of goods and services	98,825	70,000	293,460	199,548

Gross margin	39,751	25,199	103,696	80,830

Operating expenses	17,199	13,343	51,679	38,229
Interest expense (Note 12)	8,674	2,840	26,218	8,477
Depreciation and amortization	10,995	9,238	30,906	27,339
Other costs (income) (Note 13)	3,826	72	29,111	512
Non-controlling interest	(45)	64	13	64
Equity in earnings of investee	(234)	(225)	(688)	(556)

	40,415	25,332	137,239	74,065

(Loss) earnings before income taxes	(664)	(133)	(33,543)	6,765

Income tax (recovery) expense (Note 14)	(1,125)	366	(5,079)	3,353

Net earnings (loss)	$461	$(499)	$(28,464)	$3,412

Basic and diluted earnings (loss) per share (Note 15)	$0.01	$(0.01)	$(0.68)	$0.08

See accompanying notes
Consolidated Statements of Shareholders’ Equity
Nine months ended September 30 (U.S. dollars; in thousands)
(Unaudited)

	2006	2005

Retained earnings, beginning of period	$5,585	$26,163
Share repurchase (Note 11)	—	(25,983)
Net (loss) earnings	(28,464)	3,412

(Deficit) retained earnings, end of period	(22,879)	3,592

Capital stock (Note 11)	216,153	216,120
Contributed surplus	2,530	864

Total shareholders’ equity	$195,804	$220,576

See accompanying notes

Consolidated Statements of Cash Flow
(Unaudited)
Three and nine months ended September 30 (U.S. dollars; in thousands)

	Three Months		Nine Months
	2006	2005	2006	2005

Operating activities
Net earnings (loss)	$461	$(499)	$(28,464)	$3,412
Items not requiring (generating) cash
Depreciation and amortization	10,995	9,238	30,906	27,339
Asset impairment charge (Note 13)	—	—	23,786	165
Foreign exchange loss (gain)	673	23	150	(277)
Future income tax expense (recovery)	59	243	(2,179)	1,237
Amortization of deferred financing costs (Note 12)	549	148	4,141	442
Equity in earnings of investee – net of dividends	(234)	(225)	(324)	(556)
Stock-based compensation expense	478	386	1,312	1,093
Other	302	532	1,068	1,064

	13,283	9,846	30,396	33,919
Change in non-cash working capital items related to operating activities (Note 16)	(10,268)	(9,713)	(13,072)	(16,468)

	3,015	133	17,324	17,451

Investing activities
Business acquisitions (net of cash acquired) (Note 3)	—	—	(162,037)	(12,054)
Proceeds on disposal of investment	867	170	867	170
Capital asset expenditures	(8,773)	(5,251)	(20,914)	(17,862)
Deferred costs	(532)	(1,773)	(11,938)	(3,550)

	(8,438)	(6,854)	(194,022)	(33,296)

Financing activities
Long-term debt proceeds	—	—	225,000	15,000
Senior unsecured notes proceeds	—	—	150,000	—
Long-term debt repayments	(34)	(92)	(163,627)	(249)
Capital stock issuances (Note 11)	—	—	24	50
Share repurchase (Note 11)	—	—	—	(65,348)
Other liabilities	87	(74)	(401)	(155)

	53	(166)	210,996	(50,702)
Change in cash and cash equivalents during the period	(5,370)	(6,887)	34,298	(66,547)
Cash and cash equivalents, beginning of period	54,140	21,022	14,472	80,682

Cash and cash equivalents, end of period	$48,770	$14,135	$48,770	$14,135

Supplementary cash flow information
Interest paid	$12,113	$2,714	$20,884	$8,307
Income taxes paid (refunded)	$17	$544	$(814)	$1,402

See accompanying notes

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

1.	Description of the business

Nature of operations and ownership

Stratos Global Corporation (the “Corporation” or “Stratos”) provides advanced mobile and fixed-site remote telecommunications services to customers operating beyond the reach of traditional terrestrial telecommunication networks. With its extensive portfolio of advanced satellite and microwave technologies, the Corporation provides Internet Protocol, data, and voice solutions to an array of diverse markets worldwide, which primarily include government and military, oil and gas, and maritime. The Corporation provides communications services and solutions for its customers through wholesale arrangements with a number of satellite system operators and its owned and operated telecommunications facilities.

Regulation

Stratos’ U.S. subsidiaries are subject to regulation by the U.S. Federal Communications Commission (“FCC”), which is responsible for most aspects of U.S. regulation of telecommunication services provided by private companies, including licensing of services and equipment, assigning of frequencies, regulatory implementation of communications statutes and adjudicating complaints alleging violation of those statutes. Stratos’ U.S. subsidiaries hold a number of U.S. common carrier and spectrum licenses to provide mobile satellite, fixed satellite and microwave services.

Stratos’ U.K. subsidiaries are subject to regulation by the U.K. Office of Communications (“Ofcom”), which in late 2003 replaced and consolidated the activities of several regulatory bodies, including the Office of Telecommunications and the Radiocommunications Agency, with respect to the provision of telecommunications services, operation of networks, and use of radio spectrum. Pursuant to a number of European Union directives, the U.K. adopted the Communications Act 2003 effective July 17, 2003, substantially replacing the Telecommunications Act 1984. Under this new regulatory regime, telecommunications licenses that were required under the previous legislation to operate networks or provide telecommunications services have been revoked and replaced with a series of general conditions of authorization to which all providers of public telecommunications networks and services (including Stratos Global Limited, the primary U.K. operating subsidiary) are subject. However, Stratos Global Limited is still required to hold a number of spectrum licenses for operation of satellite earth stations, which are issued by Ofcom.

Stratos provides telecommunications services in New Zealand through its operating subsidiary, Stratos New Zealand Limited. Satellite services in New Zealand are governed and regulated by two different industry-specific statutes: the Telecommunications Act 2001 and the Radiocommunications Act 1989. Except for radio and spectrum licenses required under the Radiocommunications Act 1989, no licenses or registrations are required to own or operate land earth stations or to provide public telecommunications services in New Zealand.

The Corporation’s Canadian subsidiary, Stratos Wireless Inc., is subject to regulation by the Canadian Radio-television and Telecommunications Commission (“CRTC”) with respect to the regulation of telecommunications in Canada and by Industry Canada with respect to the management and allocation of radio spectrum in Canada and the certification of radio

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

1.	Description of the business (cont’d.)

equipment. It holds an international telecommunications service license issued by the CRTC and a spectrum license, various radio equipment certifications and various radio licenses issued by Industry Canada in respect of its satellite assets and services in Canada.

The Corporation’s subsidiaries in the Netherlands are subject to regulation under the Telecommunications Act 1998, which was revised on May 19, 2004 and is enforced by the Independent Post and Telecommunications Authority. On July 26, 2004, Xantic B.V. was granted registrations as a public telecommunication network provider and a provider of telecommunication services.

The Corporation’s German subsidiaries are subject to regulation by the German Telecommunication Act 2004 in respect of very small aperture terminal (“VSAT”) satellite services. Stratos’ German subsidiaries hold various licenses in Germany, including a Class II license from the German telecommunications and postal regulatory authority, authorizing the operation of telecommunication services via satellite.

The Corporation’s Russian subsidiary is subject to regulation by the Russian communications ministry and holds various licenses in Russia in respect of its satellite communications operations.

2.	Summary of significant accounting policies

Basis of presentation

The unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with respect to the preparation of interim financial statements and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 21. The interim financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements for the year ended December 31, 2005.

These interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements for the year ended December 31, 2005.

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. As at September 30, 2006, the principal operating subsidiaries of the Corporation, all of which are directly or indirectly wholly owned unless otherwise noted below, are as follows:

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

2.	Summary of significant accounting policies (cont’d.)
Stratos Wireless Inc.
Stratos Mobile Networks, Inc.
Stratos Mobile Networks (USA), L.L.C.
Stratos Communications, Inc.
Stratos VSAT, Inc.
Stratos Offshore Services Company
Stratos Telecom, Inc.
Stratos Global Limited
Stratos Aeronautical Limited
Stratos Services Limited
Stratos New Zealand Limited
Stratos Communications (Australia) Pty Limited
Plenexis Holding GmbH
Plenexis Gesellschaft Fur Satelliten – Kommunikation mbH
Plenexis CIS GmbH
Plenexis Satellite – Communication AB
Moskowskij Teleport (75% ownership interest)
Xantic B.V.
Xantic Sales B.V.
Translation of foreign currencies

The Corporation and each of its subsidiaries use the U.S. dollar as their currency of measurement and reporting as a substantial portion of the Corporation’s ongoing business is conducted in U.S. dollars.

Transactions which have occurred in currencies other than U.S. dollars have been converted to U.S. dollars at the exchange rate in effect at the transaction date. Carrying values of monetary assets and liabilities in currencies other than U.S. dollars have been converted at the U.S. rate at the balance sheet date and the resulting exchange gain or loss included in income. Monetary assets and liabilities denominated in foreign currencies and translated at exchange rates in effect at September 30, 2006 have been translated to U.S. dollars at Cdn $1.00 = U.S. $0.90; 1.00 GBP = U.S. $1.89; 1.00 Euros = U.S.$1.27 (December 31, 2005 – Cdn $1.00 = U.S. $0.86; 1.00 GBP = U.S. $1.77; 1.00 Euros = U.S.$1.20).

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of a material change in value.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

2.	Summary of significant accounting policies (cont’d.)

Unbilled revenue

Unbilled revenue represents the amounts receivable for telecommunications services provided to customers, which will become billable in accordance with contractual trade terms.

Inventory

Inventory consists of telecommunications equipment held for resale and is carried at the lower of average cost and net realizable value.

Capital assets

Capital assets are recorded at cost. Depreciation is computed using either the straight-line or declining-balance methods at rates that will reduce original cost to estimated residual value over the useful lives of the assets, principally as follows:

	Basis	Rate

Telecommunications equipment	Declining-balance	5% - 20%
Earth station equipment	Straight-line	10-12 years
Computer hardware and software	Declining-balance	30%
Furniture and other	Straight-line	5 years
Buildings	Declining-balance	4% - 5%

Impairment of long-lived assets

Impairment of long-lived assets is assessed using a two step approach. Under the first step, the impairment of capital assets and finite-life intangible assets is tested when events or changes in circumstances indicate that the asset’s carrying value is not recoverable and may be in excess of its fair value. The carrying amount of a long-lived asset is not recoverable if its carrying value exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

If the asset’s carrying amount is in excess of the undiscounted cash flows, step two of the asset impairment test must be performed. Under step two of the test, impairment is measured as the excess of an asset’s carrying value over fair value. Fair value is measured using a discounted cash flow approach.

Asset retirement obligation

The fair value of legal obligations associated with the retirement of tangible long-lived assets is recognized in the financial statements in the period in which the liability is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset, which is subsequently amortized to income over the remaining useful life of the asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

2.	Summary of significant accounting policies (cont’d.)

for the passage of time by applying an interest method of allocation to the liability with a corresponding accretion cost reflected in operating expenses.

Revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized each period as an adjustment to the carrying amount of the asset retirement obligation and the related long-lived asset.

Investments

Long-term investments through which the Corporation exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Corporation’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than a temporary decline, the investment is written down to estimated net realizable value.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable tangible and intangible assets acquired. The Corporation reviews the goodwill of all its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value. The annual impairment test is as of November 30th for each fiscal year. Any impairment in the value of goodwill is charged to income in the period such impairment is determined.

Other intangible assets consist of licenses and customer relationships and contracts which have a limited life. Licenses reflect the cost of acquiring the right to transmit radio signals in a given licensed area. These are amortized over the shorter of the duration of the license term and their estimated economic lives ranging from three to ten years. Customer contracts represent the fair value of order backlogs and contracts acquired. Customer contracts acquired in connection with the acquisition of Plenexis Holding GmbH and its subsidiaries (“Plenexis”) are being amortized on a straight line basis over the expected period of benefit of three years. Customer relationships acquired in connection with the acquisition of Xantic B.V. and its subsidiaries (“Xantic”) are being amortized at varying percentages of cost based on the expected benefit to be derived in each year determined using the undiscounted cash flows expected from the customer relationships for the period from 2006 to 2018.

As a percentage of the original cost, the annual average percentages used to determine amortization expense for customer relationships from 2006 to 2018 is as follows:

2006 — 2009	10%
2010 — 2013	9%
2014 — 2018	5%

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

2.	Summary of significant accounting policies (cont’d.)

Deferred financing costs

Costs incurred in connection with obtaining debt financing have been deferred and are amortized over the terms of the related debt.

Deferred start-up costs

Costs incurred in the start-up period of new business ventures are deferred until commercial viability is attained. These costs are amortized over a period not to exceed five years commencing on completion of the start-up period.

Government assistance

Government assistance related to capital assets is recorded as a deferred credit and amortized to income on the same basis as the related capital assets are depreciated.

Revenue recognition

The Corporation derives revenue principally from the sale of airtime, typically pursuant to service agreements or fixed-term contracts. The Corporation provides its customers with telecommunications services that are typically usage based, determined on metered bases such as the number of dedicated circuits or data lines provided or leased, data units transmitted, or minutes used. Revenues are recognized at the time service is provided to customers. Estimates are included to provide for that portion of fixed-to-mobile revenue that has not been reported or confirmed by domestic carriers. Revenue is subject to final determination and settlement with these carriers.

Revenues generated from sales of communications equipment are recognized as products are shipped. Revenues related to service agreements are recognized as the services are performed.

Payments received in advance for services to be provided in future periods are recorded in current or long-term deferred revenue in accordance with the duration of the service period and are recognized in revenue as the services are provided.

Employee benefits

The Corporation has defined contribution pension plans covering substantially all of its employees whereby the Corporation matches a portion of employee contributions to the plan. The Corporation’s contributions to the defined contribution pension plans including contributions to defined contribution pension plans acquired upon the acquisition of Xantic for the three and nine months ended September 30, 2006 were $0.5 million and $1.5 million, respectively (three and nine months ended September 30, 2005 — $0.4 million and $1.1 million, respectively).

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

2.	Summary of significant accounting policies (cont’d.)

As part of the acquisition of Plenexis, the Corporation assumed defined benefit pension plans which are unfunded. The unfunded defined benefit pension liability at September 30, 2006 was $0.4 million and covers one employee and five former employees. In valuing pension obligations for its defined benefit pension plans, the Corporation uses the projected unit credit method.

As part of the acquisition of Xantic, the Corporation also assumed defined benefit pension plans that were part of a multiemployer plan. Pension expense for these plans for the three and nine months ended September 30, 2006 was $0.8 million and $1.9 million, respectively.

The Corporation does not provide other post-retirement benefits. The cost of compensated absences and other employment benefits, such as health care, dental, and similar employee benefit plans, are expensed as employment services are rendered.

Income taxes

The Corporation follows the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

Stock-based compensation plans

The Corporation has three stock-based compensation plans which are described in Note 11.
     (i) Stock Option Plan
The Corporation records compensation expense for stock options issued on or after January 1, 2003 using the fair value method. The Corporation discloses pro forma net earnings and earnings per share using the fair value method for stock-based compensation awards granted in 2002.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

2.	Summary of significant accounting policies (cont’d.)
     (ii) Deferred Share Unit Plan
The Corporation has a deferred share unit (“DSU”) plan for the non-employee directors of the Corporation with respect to a portion of directors’ compensation.
The Corporation uses the fair value method to determine compensation expense associated with DSUs. The DSU obligation is valued at the current market price of a common share. Changes in the market value of the DSU during the period are recorded in operating income and result in an increase or decrease in compensation expense.
     (iii) Performance Share Unit Plan
During the first quarter of 2005, the Corporation established a performance share unit (“PSU”) plan for certain senior employees. The Corporation uses the fair value method to determine compensation expense associated with such PSUs.
Derivative financial instruments

Derivative financial instruments may be utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge foreign currency investing and financing commitments are recorded as an adjustment to the applicable investing or financing activity.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument and is not replaced, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

The Corporation enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its interest rate swap agreements as

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

2.	Summary of significant accounting policies (cont’d.)

hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

In connection with the acquisition of Xantic, the Corporation assumed foreign exchange forward contracts used to manage foreign exchange risks. As the prescribed documentation for hedge accounting was not in place for these derivatives, changes in the fair value of the forward exchange contracts are recognized in income.

Use of accounting estimates

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the allowance for uncollectability of accounts receivable and revenue adjustments; the valuation of capital assets, intangibles and goodwill and the provision for income taxes. Actual results could differ from those estimates.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.	Business acquisitions

Xantic

On February 14, 2006, the Corporation acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $184.8 million, net of cash acquired, including transaction costs of $6.7 million. The purchase consideration is subject to post-closing adjustments based on Xantic’s audited financial statements for the twelve months ended December 31, 2005 as provided for in the share purchase agreement.

The Xantic acquisition was accounted for using the purchase method and results of operations have been included in the consolidated statement of operations from the date of acquisition. The following table summarizes the preliminary purchase price allocation based on the estimated fair values of the assets acquired less liabilities assumed for the acquisition, and is subject to change. The determination of the final purchase consideration and purchase price allocation is subject to post-closing adjustments. The Corporation engaged external valuation specialists to assist in the valuation of capital assets and intangibles. Estimated restructuring and integration costs of $11.0 million are included in the purchase price allocation of which a liability for $7.9 million remains outstanding at September 30, 2006.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

3.	Business acquisitions (cont’d.)

Details of the estimates of the fair value of assets and liabilities acquired are as follows:

Purchase
Consideration

Fair value of assets acquired
Current assets	$43,350
Capital assets	26,239
Intangible assets including customer relationships	84,800
Future income taxes	6,792
Investment	879

$162,060

Less: Liabilities assumed
Current liabilities	$70,947
Long-term liabilities	8,678
Future income taxes	11,650

$91,275

Fair value of net assets acquired	$70,785
Goodwill	114,007

Purchase consideration (net of cash acquired)	$184,792

Plenexis

Effective January 31, 2005, the Corporation acquired 100% of the outstanding shares of Plenexis, a European VSAT service provider. The purchase price of the Plenexis shares, including transaction costs, together with the assumption of debt was $6.0 million net of cash acquired. The debt assumed on purchase totalling $7.3 million was settled by the Corporation subsequent to closing. Restructuring and integration costs of $3.0 million were included in the purchase price allocation of which a liability of $0.2 million remains outstanding at September 30, 2006.

The Plenexis acquisition was accounted for using the purchase method and results of operations have been included in the consolidated statement of operations from the date of acquisition. The following table summarizes the purchase price allocation based on the estimated fair values of the assets acquired less liabilities assumed for the acquisition.

Purchase
Consideration

Cash — share purchase	$217
Transaction costs	1,151

Total purchase consideration	$1,368

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

3.	Business acquisitions (cont’d.)

Details of the fair value of assets and liabilities acquired are as follows:

Purchase
Consideration

Fair value of assets acquired
Cash and cash equivalents	$2,696
Current assets	5,062
Capital assets and other	7,199
Intangible assets including customer contracts	5,849

$20,806

Less: Liabilities assumed
Current liabilities	$17,354
Debt assumed on purchase	7,304
Long-term liabilities	1,343
Non-controlling interest	326

$26,327

Fair value of net liabilities acquired	$(5,521)
Goodwill	6,889

Purchase consideration	$1,368

Navarino Telecom SA and NTS Maritime Limited (“Navarino”)

Effective January 13, 2005, the Corporation acquired a 49% ownership interest in Navarino, a maritime distributor operated from Athens, Greece. The cash purchase price for the minority interest in Navarino was $6.1 million, including transaction costs of $0.2 million. The Corporation has an option to acquire the remaining ownership interest in Navarino, which expires January 13, 2008.

The investment in Navarino is subject to significant influence and accordingly has been accounted for using the equity method. Goodwill implicit in the purchase price at acquisition totaled $5.8 million and is not deductible for tax purposes.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

4.	Capital assets

	September 30, 2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Telecommunications equipment	$153,177	$91,993	$61,184
Earth station equipment	115,463	72,235	43,228
Computer hardware and software	53,657	36,195	17,462
Furniture and other	7,928	6,034	1,894
Buildings	11,471	4,075	7,396
Land	1,006	—	1,006

	$342,702	$210,532	$132,170

	December 31, 2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Telecommunications equipment	$142,239	$81,551	$60,688
Earth station equipment	91,459	46,117	45,342
Computer hardware and software	44,555	27,912	16,643
Furniture and other	8,079	5,556	2,523
Buildings	8,526	3,463	5,063
Land	1,006	—	1,006

	$295,864	$164,599	$131,265

Depreciation expense related to capital assets for the three and nine months ended September 30, 2006 was $8.2 million and $23.7 million, respectively, (three and nine months ended September 30, 2005 — $8.4 million and $25.0 million, respectively). Accumulated depreciation at September 30, 2006 includes $22.3 million (September 30, 2005 — $0.2 million) related to impairment of capital assets (Note 13).

Amortization of capital assets under development totaling $2.5 million (September 30, 2005 - $2.5 million) will commence when they are put into productive use.

5.	Investments

The Corporation’s long-term investment in Navarino is recorded using the equity method and had a value of $6.7 million at September 30, 2006 (December 31, 2005 — $6.3 million).

Cash dividends received for the nine months ended September 30, 2006 totaled $0.4 million (nine months ended September 30, 2005 — $0.1 million).

During August 2006, the Corporation disposed of an investment acquired in the acquisition of Xantic with a cost of $0.9 million for proceeds of $0.9 million.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

6.	Goodwill and other intangible assets

	September 30,	December 31,
	2006	2005

Goodwill	$324,336	$210,329
Customer relationships, contracts and other	82,462	3,890
Licenses	1,804	3,862

	$408,602	$218,081

Amortization expense related to intangible assets for the three and nine months ended September 30, 2006 was $2.6 million and $6.8 million, respectively (three and nine months ended September 30, 2005 — $0.8 million and $1.9 million, respectively). Accumulated amortization related to intangibles was $16.4 million at September 30, 2006 (September 30, 2005 — $7.2 million). Accumulated amortization at September 30, 2006 includes $1.8 million (September 30, 2005 — $Nil) related to impairment of licenses (Note 13).

Estimated aggregate amortization expense related to intangibles for the next five years from September 30 is as follows:

2006	2007	2008	2009	2010

$9,724	$10,622	$8,851	$9,204	$8,564

7.	Other assets

	September 30,	December 31,
	2006	2005

Deferred financing costs	$12,502	$4,950
Deferred start-up costs	80	343
Deferred acquisition costs	—	2,754
Other	2,401	3,385

	$14,983	$11,432

Amortization expense related to other assets for the three and nine months ended September 30, 2006 was $0.2 million and $0.4 million, respectively (three months and nine months ended September 30, 2005 — $0.1 million and $0.4 million, respectively).

8.	Payables and accruals

	September 30,	December 31,
	2006	2005

Trade accounts payable	$141,800	$60,438
Accrued employee costs	11,205	6,407
Other accrued liabilities	3,420	3,110

	$156,425	$69,955

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

9.	Long-term debt

	Interest Rate at
	September 30,	September 30,	December 31,
	2006	2006	2005

Term B facility	LIBOR + 2.75%	$225,000	$148,500
Revolving operating facility	N/A	—	15,000
Mortgage obligation	7.03%	627	684
Bank loan	13.00%	—	25
Capital lease obligations	7.10%	8	29

		225,635	164,238
Less: long-term debt due within one year		2,379	1,657

		$223,256	$162,581

a)	Senior credit facilities

Effective February 13, 2006, the Corporation entered into an amended and restated credit agreement to finance a portion of the Xantic acquisition and refinance its existing credit facilities. The refinanced senior credit facilities consist of: (i) a five year $25.0 million revolving operating facility; (ii) a five year Term A facility of up to $20.0 million; and (iii) a six year Term B facility of $225.0 million. The refinanced senior credit facilities are provided by a syndicate of financial institutions. A portion of the proceeds from the amended and restated Term B facility were principally used to repay the remaining $148.5 million of the former Term B facility and $15.0 million of the former revolving operating facility then outstanding.

Term B facility

The indebtedness under the amended and restated Term B facility matures February 2012, and bears interest at LIBOR plus an applicable margin, which currently is 275 basis points per annum based on the Corporation’s leverage ratio. An improvement in this ratio to 3.5:1 would result in a reduction of the margin rate to 250 basis points as defined in the credit agreement. The applicable LIBOR rates at September 30, 2006 and December 31, 2005 were 5.37% and 4.39%, respectively. At September 30, 2006, the Corporation had in place interest rate swap agreements to exchange LIBOR floating interest rates on $200.0 million of its amended and restated Term B facility. LIBOR floating rates of 5.37% are exchanged for fixed rates of 3.95%, 4.28%, and 5.15% on notional amounts of $75.0 million, $50.0 million, and $75.0 million, respectively (Note 18).

Revolving operating facility

The amended and restated revolving operating facility has a term of five years and matures in February 2011. The revolving operating facility is available to the Corporation in Canadian or U.S. dollars and bears interest at varying base rates plus 100 — 225 basis points per annum, based on the Corporation’s leverage ratio as set out in the credit agreement. As at September 30, 2006, no amounts were drawn on the revolving operating facility. If any amounts had been drawn on the revolving operating facility, as at September 30, 2006, the applicable interest rate would have been LIBOR

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

9.	Long-term debt (cont’d.)
plus 225 basis points. The $25.0 million revolving operating facility at September 30, 2006 is subject to an annual standby fee of 50 basis points. This rate is subject to change based on the Corporation’s leverage ratio as set out in the credit agreement. Letters of credit totaling $0.8 million were in place at September 30, 2006 leaving $24.2 million of credit available to the Corporation at September 30, 2006.
Term A facility
The Term A facility is only available to fund purchase price adjustments related to the Xantic acquisition, if required, and expires December 31, 2006. Any unused portion of the Term A facility will be terminated after the purchase price adjustments, if any, have been finalized.
Any indebtedness drawn under the Term A facility will mature in February 2011 and bear interest at varying base rates plus 100-225 basis points per annum depending on the Corporation’s leverage ratio as set out in the credit agreement. Principal amounts drawn on the facility are required to be repaid in equal payments of 20% per year to maturity in 2011. The Term A facility is subject to an annual standby fee of 50 basis points, which is subject to change based on the Corporation’s leverage ratio. If any amounts had been drawn on the Term A facility as at September 30, 2006, the applicable rate would have been LIBOR plus 225 basis points.
As collateral for the amended and restated revolving operating facility and the amended and restated Term B facility, the Corporation has provided a first priority perfected security interest over all of the assets of the Corporation and its subsidiaries, with the exception of Plenexis and its subsidiaries, Stratos Communications (Australia) Pty Limited and Stratos Global (Japan) KK. Concurrent with the acquisition of Xantic, the Corporation supplemented the collateral securing the credit facilities with a first priority perfected security interest on its equity interest in Xantic. As additional security, all of the subsidiaries of the Corporation other than Plenexis and its subsidiaries, Xantic and its subsidiaries, Stratos Communications (Australia) Pty Limited and Stratos Global (Japan) KK, have guaranteed obligations under the refinanced senior credit facilities.
Under the refinanced senior credit facilities, the Corporation is subject to certain financial covenants. The Corporation is permitted to make additional borrowings, payments related to dividends, as well as redemptions and repurchases of equity interests of the Corporation provided it maintains certain financial covenants as set out in the credit agreement.
In addition to scheduled repayments, if leverage ratios exceed certain thresholds, specified proceeds from new debt and equity issuances as well as a stated percentage of excess cash flows, as defined in the credit agreement, are to be applied to indebtedness outstanding under the facilities.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

9.	Long-term debt (cont’d.)
Mortgage obligation

The first mortgage bears interest at a rate of 7.03% per annum, is repayable in blended monthly installments of $15.0 thousand Cdn., matures in April 2011, is amortized over a 10 year period, and is collateralized by land and a building owned by the Corporation.

The mortgage obligation is denominated in Canadian dollars. The Canadian dollar equivalent was $0.7 million at September 30, 2006 (December 31, 2005 — $0.8 million).

Bank loan

The bank loan was assumed as part of the Plenexis acquisition and related to the Moskowskij Teleport. This loan matured on February 27, 2006.

Capital lease obligations

Capital lease obligations bear interest at a rate of 7.10% per annum, are repayable in monthly installments, mature in March 2007, and are collateralized by specific assets of the Corporation.

b)	Senior unsecured notes

On February 13, 2006, the Corporation issued $150.0 million of senior unsecured notes (the “Notes”) to finance the remainder of the Xantic acquisition. The Notes bear interest at a rate of 9.875% per annum, payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2006 and maturing on February 15, 2013.

The Notes are unsecured obligations of the Corporation and are subordinated to all existing and any future secured indebtedness of the Corporation including borrowings under the senior credit facilities. The Notes rank equally with any future, unsecured, unsubordinated senior indebtedness of the Corporation. The Notes are guaranteed jointly and severally by the same subsidiaries which have guaranteed the Corporation’s obligations under the refinanced senior credit facilities.

At any time on or before February 15, 2009, the Corporation may at its option on one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes within 60 days of an equity offering, with the net proceeds of such offering, at a redemption price of 109.875% of the principal amount thereof, plus accrued and unpaid interest, provided that immediately after giving effect to such redemption, at least 65% of the original principal amount of the Notes remain outstanding.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollar; tabular amounts in thousands except share and per share amounts)

9. Long-term debt (cont’d.)
In addition, at any time, the Corporation may at its option redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest.

The Corporation was required to file a registration statement under the U.S. Securities Act of 1933 (the “Registration Statement”) relating to another series of debt securities of the Corporation, with terms substantially identical as the Notes, to be offered in exchange for the Notes (the “Exchange Offer”). On September 18, 2006, the Corporation filed a Registration Statement with the United States Securities and Exchange Commission (“SEC”) which was declared effective on September 19, 2006. Pursuant to the Exchange Offer, holders of the Notes may, until November 6, 2006 (unless further extended) exchange the Notes for the new series of notes which have been registered with the SEC.

Repayment requirements

The following outlines the annual principal repayment requirements related to the total debt obligations over the next five years from September 30:

2006	2007	2008	2009	2010	Thereafter

$2,379	$2,379	$2,388	$2,398	$2,342	$363,749

The effective interest rate on total debt for the nine months ended September 30, 2006 was 8.65% (September 30, 2005 – 6.61%).
10. Other liabilities

	September 30,	December 31,
	2006	2005

Asset retirement obligation	$3,146	$3,920
Government assistance, net of accumulated amortization of $1,061 (2005 - $1,029)	516	556
Defined benefit pension obligation	410	388
Defined benefit pension obligation – multiemployer plan	6,499	—
Other employment benefits	888	—
Restructuring provision	1,126	—
Other	1,704	628

	$14,289	$5,492

In the Mobile Satellite Services (“MSS”) segment, the Corporation has lease contracts in connection with its Inmarsat Land Earth Stations (“LESs”). Long-lived assets employed at these sites include various LES and telecommunications equipment. Upon termination of these lease contracts, the Corporation is required to satisfy certain asset retirement obligations including removal of equipment such as antennas from the buildings and land and restoration of land and premises to their original condition.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollar; tabular amounts in thousands except share and per share amounts)

10. Other liabilities (cont’d.)
The total estimated undiscounted cash flows at September 30, 2006 required to settle the asset retirement obligations in the MSS segment are $2.5 million. These obligations are expected to be settled over various future periods as follows:

Range of Expected Settlement Dates	Estimated Undiscounted Cash Flows

2009 – 2010	$404
2014 – 2015	2,067

$2,471

Credit adjusted risk-free rates, based on the period over which the liability will be settled, used to discount these cash flows ranged from 6.84% to 9.61%.

In the Broadband Services (“Broadband”) segment, the Corporation has microwave equipment, rental equipment and towers installed at various leased customer sites. Asset retirement obligations relate to the requirement for removal of the equipment upon termination of the leases.

The total estimated undiscounted cash flows at September 30, 2006 required to settle the asset retirement obligations in the Broadband segment are $5.2 million. These obligations are expected to be settled over various future periods as follows:

Range of Expected Settlement Dates	Estimated Undiscounted Cash Flows

2007 – 2011	$551
2015 – 2016	4,109
2021	572

$5,232

Credit adjusted risk-free rates, based on the period over which the liability will be settled, used to discount these cash flows ranged from 5.50% to 9.43%.

The asset retirement obligation associated with long-lived assets is as follows:

	September 30,	December 31,
	2006	2005

Asset retirement obligation, beginning of period	$3,920	$3,329
Asset retirement obligation assumed on acquisition	33	312
Revision in estimated cash flows and timing of settlement	468	—
Accretion expense	225	279

Asset retirement obligation, end of period	4,646	3,920

Less: asset retirement obligation due within one year (included in payables and accruals)	1,500	—

	$3,146	$3,920

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollar; tabular amounts in thousands except share and per share amounts)

11. Capital Stock
The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares with no par value. No preferred shares have been issued, while the issued common shares were as follows:

	September 30, 2006		December 31, 2005
	Number	Stated	Number	Stated
		Value		Value

Beginning of period	41,991,874	$216,128	49,379,103	$254,147
Issued pursuant to exercise of options	6,333	24	12,771	56
Shares repurchased and cancelled	—	—	(7,400,000)	(38,088)
Transfers from contributed surplus related to exercise of options	—	1	—	13

End of period	41,998,207	$216,153	41,991,874	$216,128

On February 28, 2005, the Corporation completed a substantial issuer bid transaction resulting in the repurchase and cancellation of 7,400,000 common shares of the Corporation for a purchase price of $10.75 Cdn per share. Total cash paid to repurchase the shares of $64.5 million ($79.6 million Canadian dollars) and transaction costs of $0.8 million were funded from available cash on hand and a $15.0 million drawdown under the Corporation’s former revolving credit facility (Note 9).

The substantial issuer bid transaction reduced the components of shareholders’ equity as follows:

Capital stock	$38,088
Retained earnings	25,983
Contributed surplus	1,277

$65,348

Stock based compensation

(i)	Stock Option Plan

The Corporation has a stock-based compensation plan under which stock options to acquire common shares in the Corporation have been granted to certain senior employees, officers and directors. Effective February 11, 2003, stock options are no longer granted to non-employee directors under the Corporation’s stock option plan.

Total common shares reserved for issuance under the Corporation’s stock option plan is 5,500,000, of which 1,143,411 common shares remain available for grant at September 30, 2006. The options are granted at exercise prices equivalent to or above the fair market value of the Corporation’s common shares as of the date the options are granted, and have

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollar; tabular amounts in thousands except share and per share amounts)

11. Capital Stock (cont’d.)
varying vesting terms. The maximum term over which options may be held under the plan before they are exercised is 10 years from the date of grant.

Pursuant to an amendment to the plan implemented in 2004, tandem stock appreciation rights (“SARs”) may be issued at or after the grant of the related stock options. The SARs entitle the participant to receive an amount equal to the excess of the fair market value of a common share over the exercise price of the related option, which is payable at the discretion of the Board, in cash or common shares. In the event the participant elects to exercise the SAR, the related option is cancelled. Effective on February 17, 2005, these tandem SARs were retroactively attached to all options to purchase common shares of the Corporation that were previously granted and remain outstanding in accordance with the Corporation’s stock option plan.

Details of stock options outstanding are as follows:

	September 30, 2006		December 31, 2005
	Number	Weighted	Number	Weighted
		average		average
		exercise		exercise
		price		Price

Outstanding at beginning of period	1,814,165	$9.99	2,064,535	$9.59
Granted	236,200	8.20	166,745	8.59
Exercised	(6,333)	6.69	(12,771)	7.47
Forfeited, cancelled or expired	(167,697)	9.67	(404,344)	9.29

Outstanding at end of period	1,876,335	$10.15	1,814,165	$9.99

Exercisable at end of period	1,327,117	$10.73	985,952	$10.85

Weighted average fair value of options granted during the period		$3.53		$3.54

The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

Options Outstanding				Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
Range of		remaining	exercise		exercise
exercise price		life (years)	price		price

$7.25 - $9.74	1,454,895	6	$8.47	925,982	$8.64
$9.75 - $12.24	87,250	8	10.76	80,583	10.68
$12.25 - $16.25	334,190	6	14.36	320,552	14.39

	1,876,335		$10.15	1,327,117	$10.73

The Corporation issues stock options with both U.S. and Canadian dollar exercise prices. The Corporation’s common shares and stock options are denominated in Canadian dollars. Exercise prices have been translated to U.S. dollars at the period end exchange rates disclosed in Note 2.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollar; tabular amounts in thousands except share and per share amounts)

11. Capital Stock (cont’d.)
Stock-based compensation expense recognized in income for the three and nine months ended September 30, 2006 related to stock options granted on or after January 1, 2003 was $0.5 million and $1.3 million, respectively, (three and nine months ended September 30, 2005 — $0.4 million and $1.1 million, respectively) with a corresponding increase in contributed surplus.

The following outlines the pro forma net earnings and basic and diluted earnings per share impact for the three and nine months ended September 30, 2006 and 2005 had the Corporation used the fair value method of accounting for stock-based compensation awards issued in 2002. The pro forma adjustments presented below exclude stock options granted after 2002, for which compensation expense was recorded.

	Three Months		Nine Months
	2006	2005	2006	2005

Reported net earnings (loss)	$461	$(499)	$(28,464)	$3,412
Stock based compensation expense	(105)	(98)	(310)	(288)

Adjusted net earnings (loss)	$356	$(597)	$(28,774)	$3,124

Adjusted basic and diluted earnings (loss) per share	$0.01	$(0.01)	$(0.68)	$0.07

The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for options granted during the nine months ended September 30. There were no options granted during the three months ended September 30, 2006 and 2005.

	2006	2005

Risk free interest rate	4.63%	4.31%
Expected life	6.00 yrs	6.00 yrs
Expected volatility	35.9%	34.0%
Expected dividends	0.0%	0.0%

(ii)	Deferred Share Unit Plan

The Corporation has established a DSU Plan requiring non-employee members of the Board of Directors to receive a minimum of 50% of their directors’ compensation in the form of DSUs. Directors may elect to receive a greater proportion of their compensation in DSUs by filing an election with the Corporation. The number of DSUs granted is determined by dividing the portion of the fees to be paid in DSUs by the market value of the DSU. The market value of a DSU on any particular date is equal to the average closing price of a common share of the Corporation on the preceding five trading days on the Toronto Stock Exchange. Additional DSUs are to be granted if dividends are paid.

The DSUs vest immediately upon issue and are required to be settled in cash. DSUs are redeemed when a director ceases to be a member of the Board of Directors. The cash value to be paid for each DSU is equivalent to the market value of the DSU on the redemption date.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollar; tabular amounts in thousands except share and per share amounts)

11. Capital Stock (cont’d.)
DSUs, in respect of directors’ fees, payable for the quarter ended September 30, 2006, will be issued in October 2006. A recovery of compensation expense of $0.4 million and $0.7 million, respectively was recognized in income for the three and nine months ended September 30, 2006 related to DSUs that have been issued up to September 30, 2006 (three and nine months ended September 30, 2005 – a recovery of $0.1 million and $0.1 million, respectively). The amount recorded in current liabilities at September 30, 2006 related to DSUs was $0.4 million (December 31, 2005 — $0.7 million).

(iii)	Performance Share Unit Plan

Effective in the first quarter of 2005, the Corporation established a PSU plan for certain senior employees. The PSU plan, in conjunction with a separate Grant Agreement executed between the Corporation and the employee, gives the employee the right to receive compensation, subject to the achievement of performance targets specified in the agreement. The compensation will consist of shares of the Corporation or at the Corporation’s discretion, a cash payment equal to the fair market value of the PSU. The amount of compensation expense (recovery) recognized in income for the three and nine months ended September 30, 2006 related to PSUs was $(0.2) million and $0.2 million, respectively (three and nine months ended September 30, 2005 — $0.1 million and $0.2 million, respectively). The amount recorded in current liabilities at September 30, 2006 related to PSU’s was $0.4 million (December 31, 2005 — $0.3 million).
12. Interest expense
The components of interest expense for the three and nine months ended September 30 are as follows:

	Three Months		Nine Months
	2006	2005	2006	2005

Long-term debt	$8,053	$2,661	$21,806	$7,892
Amortization of deferred financing costs	549	148	4,141	442
Bank indebtedness	72	31	271	143

	$8,674	$2,840	$26,218	$8,477

Amortization of deferred financing costs for the nine months ended September 30, 2006 includes $2.8 million related to the first quarter write-off of costs deferred in connection with credit facilities in place prior to the refinancing on February 13, 2006.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollar; tabular amounts in thousands except share and per share amounts)

13. Other costs (income)
Other costs (income) for the three and nine months ended September 30 are comprised of the following:

	Three Months		Nine Months
	2006	2005	2006	2005

Severance and other costs	$3,995	$72	$5,494	$687
Asset impairment charge	—	—	23,786	165
Commercial settlement	—	—	—	(2,038)
Provision for legal claim	(169)	—	(169)	1,698

	$3,826	$72	$29,111	$512

Severance and other costs

Severance and other costs of $4.0 million recorded in the third quarter of 2006 included severance costs of $3.2 million related to restructuring measures designed to reduce costs in the global MSS operations and sales and marketing groups and in the Broadband European operations groups. In addition, consultant costs of $0.8 million were recorded in respect of restructuring activities.

Severance and other costs of $1.3 million in the second quarter of 2006 included costs associated with the integration of Xantic and related to the elimination of redundant positions which existed in the MSS segment prior to the acquisition as well as the geographic restructuring of the sales and operations groups within the Broadband segment. Severance and other costs of $0.2 million in the first quarter of 2006 relate to restructuring activities in the Broadband sales group and at the Corporate level.

Severance and other costs of $0.7 million for the nine months ended September 30, 2005 related primarily to restructuring activities in the MSS sales support group and the Broadband European sales management group.

As at September 30, 2006, the remaining unpaid balance related to severance and other costs incurred in the current and prior periods was $3.7 million (December 31, 2005 — $0.7 million).

Asset impairment charge

Coincident with the acquisition of Xantic, management completed an evaluation of the Corporation’s consolidated post-acquisition LES network infrastructure. As a result, in the first quarter of 2006, the Corporation recorded an asset impairment charge of $19.6 million in connection with capital assets and licences used in its LES in Goonhilly, England.

The Corporation also recorded an asset impairment charge of $4.2 million in the first quarter of 2006 related to the write-off of capital assets, representing costs incurred under a project to customize and integrate customer relationship management software for use within the mobile satellite business. The Corporation has filed a claim in the Supreme Court of Newfoundland and Labrador, Canada, for U.S. $7.0 million in damages, plus costs and interest due to a third party consultant’s breach of contract. During the second quarter of

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

13.	Other costs (income) (cont’d.)

2005, the Corporation recorded an asset impairment charge at the Corporate level of $0.2 million related to impairment in certain software assets which were not compatible with enhancements being made to its platform for value added services.

Commercial settlement

During the first quarter of 2005 the Corporation successfully concluded a commercial settlement with a third party related to the licensing and use of certain technology. Total settlement proceeds were $3.0 million, of which $1.0 million was recorded as a recovery of professional fees and the remaining $2.0 million recorded as other income.

Provision for legal claim

During the second quarter of 2005, the Corporation recorded a provision of $1.7 million consisting of damages, interest and costs associated with a court ruling in favor of a former director and officer of the Corporation regarding the sale of a subsidiary to such individual in 1998. The Corporation appealed this ruling and during September 2006 was successful in recovering $0.2 million of judgment costs previously paid to the court.

14.	Income taxes

Reconciliation to statutory rates

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial statutory income tax rates, to the income tax provision recorded in the consolidated statements of operations for the three and nine months ended September 30:

	Three Months		Nine Months
	2006	2005	2006	2005

(Loss) earnings before income taxes	$(664)	$(133)	$(33,543)	$6,765

Income tax (recovery) expense based upon statutory rates	(239)	(48)	(12,075)	2,435

Increase (decrease) in income taxes resulting from:
Non-taxable items	(1,821)	(276)	(2,572)	(1,798)
Benefit of current years’ non-capital losses not recognized	1,156	560	9,815	2,230
Effect of substantively enacted income tax rate changes	(304)	—	(304)	—
Difference in foreign tax rates	46	8	(39)	145
Capital tax	37	122	96	341

Income tax (recovery) expense	$(1,125)	$366	$(5,079)	$3,353

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

14.	Income taxes (cont’d.)

Provision for income taxes

The components of the provision for income taxes for the three and nine months ended September 30 are as follows:

	Three Months		Nine Months
	2006	2005	2006	2005

Canadian
Current taxes	$389	$84	$(129)	$96
Future income taxes	(178)	(512)	(3,147)	508

	$211	$(428)	$(3,276)	$604

Foreign
Current taxes	$(1,573)	$39	$(2,771)	$2,020
Future income taxes	237	755	968	729

	(1,336)	794	(1,803)	2,749

Income tax (recovery) expense	$(1,125)	$366	$(5,079)	$3,353

Future income taxes
The tax effects of temporary differences which give rise to future tax assets and liabilities are as follows:

	September 30,	December 31,
	2006	2005

Loss carry-forwards	$46,641	$26,296
Capital assets	(3,757)	(10,254)
Goodwill and other intangible assets	(43,307)	(18,333)
Current assets	2,135	3,060
Asset retirement obligation	1,345	1,277
Other	975	290
Current liabilities	5,124	(42)
Valuation allowance	(32,266)	(22,726)

Total future income taxes	$(23,110)	$(20,432)

Future income taxes comprise:

	September 30,	December 31,
	2006	2005

Future income tax asset – current portion	$8,529	$4,216
Future income tax liability – long-term portion	(31,639)	(24,648)

Net future income tax liability	$(23,110)	$(20,432)

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

14.	Income taxes (cont’d.)

Tax losses

The Corporation has estimated non-capital tax losses carried forward at September 30, 2006 amounting to approximately $127.8 million of which $53.6 million arises in subsidiaries outside Canada, the U.S. and the Netherlands and can be carried forward indefinitely. The balance of $74.2 million arises in subsidiaries in Canada, the U.S. and the Netherlands, and expire at various dates from 2008 to 2020. The use of approximately $3.1 million of these losses is limited to an annual amount on a straight line basis over twenty years as prescribed by tax legislation. The Corporation has a net capital loss of $6.2 million which can only be utilized against capital gains and will be available commencing in 2007.

The valuation allowance at September 30, 2006 primarily relates to the potential future benefits in respect of net loss carryforwards of $50.9 million or $19.4 million of the valuation allowance (December 31, 2005 — $42.4 million or $16.1 million of the valuation allowance) and in respect of other deductible differences of $42.9 million or $12.9 million of the valuation allowance (December 31, 2005 — $21.8 million or $6.6 million of the valuation allowance). These tax assets will be recognized in future periods when it becomes more likely than not that the benefits will be realized.

15.	Per share information

	Three Months		Nine Months
	2006	2005	2006	2005

Net earnings (loss)	$461	$(499)	$(28,464)	$3,412

Weighted average common shares used in the calculation of basic earnings per share	41,998	41,989	41,996	43,631
Incremental common shares calculated in accordance with the treasury stock method	—	—	—	40

Weighted average common shares used in the calculation of diluted earnings per share	41,998	41,989	41,996	43,671

Basic and diluted earnings (loss) per share	$0.01	$(0.01)	$(0.68)	$0.08

Options to purchase 1,876,335 common shares were outstanding at September 30, 2006 (September 30, 2005 – 1,847,815). Options to purchase 1,876,335 and 1,718,012 common shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2006 (September 30, 2005 – 1,842,815 and 1,462,102, respectively), because the exercise prices of such options were greater than or equal to the average market price of the common shares during the period.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

16.	Change in non-cash working capital

	Three Months		Nine Months
	2006	2005	2006	2005

Accounts receivable	$(11,816)	$(2,259)	$(1,578)	$1,796
Unbilled revenue	4,203	1,355	(5,672)	(147)
Inventory	(1,733)	(1,004)	(3,234)	(1,236)
Prepaids and other	(1,985)	(2,330)	(2,913)	(4,239)
Payables and accruals	503	(3,967)	(286)	(11,701)
Deferred revenue	560	(1,508)	611	(941)

	$(10,268)	$(9,713)	$(13,072)	$(16,468)

17.	Business segments

The Corporation’s reportable segments are MSS and Broadband.

The MSS segment includes the sale of airtime and equipment for Stratos’ Inmarsat, MSV, Iridium, aeronautical and other mobile satellite operations. The Broadband segment includes the sale of airtime, equipment and services for Stratos’ microwave and VSAT operations.

The Corporation evaluates performance and allocates resources based on segment earnings before interest expense, depreciation and amortization, other costs (income), non-controlling interest, equity in earnings of investee, and income taxes (“Segment earnings”). Intersegment transactions are not significant and are eliminated upon consolidation.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

17. Business segments (cont’d.)

	Three Months		Nine Months
	2006	2005	2006	2005

Revenue
MSS	$107,647	$66,683	$302,859	$193,004
Broadband	30,929	28,516	94,297	87,374

	$138,576	$95,199	$397,156	$280,378

Segment earnings
MSS	$20,242	$11,252	$44,242	$33,680
Broadband	2,310	604	7,775	8,921

	$22,552	$11,856	$52,017	$42,601

Interest expense	$8,674	$2,840	$26,218	$8,477
Depreciation and amortization	10,995	9,238	30,906	27,339
Other costs (income)	3,826	72	29,111	512
Non-controlling interest	(45)	64	13	64
Equity in earnings of investee	(234)	(225)	(688)	(556)

	$23,216	$11,989	$85,560	$35,836

(Loss) earnings before income taxes	$(664)	$(133)	$(33,543)	$6,765

	September	December
Total identifiable assets	30, 2006	31,2005

MSS	$333,688	$163,179
Broadband	127,905	121,760

	$461,593	$284,939

Goodwill
MSS	$276,598	$162,591
Broadband	47,738	47,738

	$324,336	$210,329

	$785,929	$495,268

Geographic Information – Revenue

	Three Months		Nine Months
	2006	2005	2006	2005

United States	$52,456	$53,924	$157,817	$155,393
United Kingdom	17,241	13,852	50,887	46,346
Canada	5,919	5,915	15,708	14,109
Other	62,960	21,508	172,744	64,530

	$138,576	$95,199	$397,156	$280,378

Geographic Information – Capital Assets and Goodwill

	September 30,	December
	2006	31, 2005

United States	$99,203	$99,914
United Kingdom	130,297	151,955
Canada	50,597	52,265
Netherlands	129,666	—
Other	46,743	37,460

	$456,506	$341,594

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

17.	Business segments (cont’d.)

Revenues are attributed to different countries based on the billing address of the customer for whom the service was provided.

18.	Financial instruments

Risk management

The Corporation’s earnings and cash flow may be negatively impacted by fluctuations in interest and foreign currency exchange rates. In special investing and financing situations, the Corporation enters into foreign currency forward contracts in order to mitigate earnings volatility associated with foreign currency fluctuations and match the timing of cash flow requirements.

Derivative financial instruments entered into by the Corporation are subject to standard credit terms and conditions, financial controls, and risk monitoring procedures. The Corporation does not hold or issue derivative financial instruments for speculative or trading purposes.

Interest rate exposures

The Term B facility is issued at floating rates of interest and is therefore subject to risks associated with fluctuating interest rates. The Corporation has entered into, for hedging purposes, three interest rate swap transactions as at September 30, 2006.

One of the swap transactions was entered into with a U.S. bank and expires on January 14, 2009. This swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 3.95%. The notional amount of this swap transaction is $75.0 million which remains fixed throughout its term. The fair value of this swap transaction at September 30, 2006 was a $1.7 million receivable.

The Corporation entered into the remaining two swap transactions with a Canadian chartered bank. One swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 4.28% and expires March 31, 2008. The notional amount of this swap transaction is $50.0 million which remains fixed throughout its term. The fair value of this swap transaction at September 30, 2006 was a $0.6 million receivable.

The third swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 5.15% and expires December 31, 2008. The notional amount of this swap transaction is $75.0 million which remains fixed throughout its term. The fair value of this swap transaction at September 30, 2006 was $0.3 million payable.

During the quarter ended March 31, 2006, when the Corporation was engaged in the refinancing of its Term B credit facility, certain of the terms of the underlying debt did not match the terms of the swap transaction entered into on January 14, 2005. As a result, the hedging relationship became ineffective and a mark to market adjustment to the date of redesignation in April 2006 resulted in the recognition of a $0.5 million gain in income for the

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

18.	Financial instruments (cont’d.)

six months ended June 30, 2006. Upon redesignation of the January 14, 2005 swap transaction as a hedge of the Term B facility in April 2006, the hedging relationship became eligible for hedge accounting.

Foreign currency exposures

The Corporation has long-term debt that is denominated primarily in U.S. dollars, as disclosed in Note 9, which is therefore not subject to risks associated with fluctuating foreign currency rates of exchange since the Corporation’s reporting and functional currency is U.S. dollars.

The Corporation operates internationally and is therefore exposed to market risks related to foreign currency exchange rate fluctuations. Concurrent with the acquisition of Xantic, the Corporation assumed foreign exchange forward contracts to buy Euros and sell U.S. dollars. These contracts were put in place to manage exposure to exchange rate fluctuations pertaining to Xantic’s future net cash flows from operations. The notional value of these foreign exchange forward contracts at September 30, 2006 was 4.5 million Euros. These forward contracts will expire in increments of 1.5 million Euros monthly from October 2006 to December 2006. The fair market value of these foreign exchange forward contracts at September 30, 2006 was $0.2 million receivable.

Credit exposure

The Corporation is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Non-performance is not anticipated since these counterparties are highly rated financial institutions.

The Corporation is also exposed to credit risk with respect to accounts receivable from customers. The Corporation provides services to many customers across different geographic areas. No customer accounted for 10% or more of the Corporation’s accounts receivable at September 30, 2006.

The Corporation has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks, and maintains provisions for potential credit losses that are assessed on an ongoing basis. The allowance for uncollectability of accounts receivable and revenue adjustments at September 30, 2006 was $12.3 million (December 31, 2005 — $14.1 million).

Fair values

Fair value estimates are made as of a specific point in time, using available information about the financial instruments and current market conditions. The estimates are subjective in nature involving uncertainties and significant judgment.

The carrying values of financial instruments included in current assets and current liabilities in the consolidated balance sheets approximate their fair values, reflecting the short-term maturity and normal trade credit terms of these instruments. The fair value of the long-term

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

18. Financial instruments (cont’d.)
     debt is based on current pricing of financial instruments with comparable terms. This fair value reflects a point-in-time estimate that may not be relevant in predicting the Corporation’s future income or cash flows. As at September 30, 2006 and December 31, 2005, the estimated fair value of long-term debt corresponds to its carrying value.
19. Commitments and contingencies
     Commitments
     The estimated future minimum payments for operating leases, maintenance contracts, committed capital expenditures and purchase obligations for the next five years and thereafter from September 30, 2006 are $92.5 million, payable as follows:

2006	$53.9
2007	$18.9
2008	$6.5
2009	$2.4
2010	$1.9
Thereafter	$8.9
Telecommunications agreements

The Corporation is party to various telecommunications service agreements in the normal course of business, as required to interconnect with other carriers and to allow Stratos to provide diverse multi-network telecommunications services to its customers. These agreements are subject to normal commercial terms as negotiated from time to time, which establish the terms of service and settlement with regards to interconnection and other services provided.

Contingencies

In the normal course of operations, the Corporation is subject to litigation and claims from third parties, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

20.	Related party transactions

In the normal course of operations, the Corporation engages in transactions with its equity owned investee, Navarino. These transactions represent sales of airtime and equipment and are measured at the amounts exchanged.

Revenue from the related party for the three and nine months ended September 30, 2006 was $4.2 million and $11.5 million, respectively, (three and six months ended September 30, 2005 — $3.3 million and $10.2 million, respectively). The amount receivable from the related party at September 30, 2006 was $5.7 million (December 31, 2005 — $6.0 million).

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with U.S. GAAP. This note summarizes these differences as they relate to the Corporation.
a)	The reconciliation of net earnings in accordance with Canadian GAAP to conform to U.S. GAAP for the three and nine months ended September 30 is as follows:

	Three Months		Nine Months
	2006	2005	2006	2005

Net earnings (loss) in accordance with Canadian GAAP	$461	$(499)	$(28,464)	$3,412
Interest rate swap (i)	—	170	—	997
Deferred start-up costs (iii)	82	128	262	386
Deferred development costs (iii)	—	—	—	47
Stock-based compensation costs (iv)	(107)	—	(503)	15
Income tax impact of the above (i, iii)	—	(78)	(6)	(428)

Net earnings (loss) U.S. GAAP	$436	$(279)	$(28,711)	$4,429

The impact of these adjustments on the shareholders’ equity accounts of the Corporation at September 30 is as follows:

	2006	2005

Shareholders’ equity in accordance with Canadian GAAP	$195,804	$220,576
Interest rate swap (i)	—	(58)
Business combinations (ii)	(20,802)	(20,802)
Deferred start-up costs (iii)	(81)	(472)
Income tax impact of the above (i, ii, iii)	6,027	6,072
Accumulated other comprehensive income (i)	1,583	1,582

Shareholders’ equity in accordance with U.S. GAAP	$182,531	$206,898

The components of shareholders’ equity at September 30 are as follows:

	2006	2005

Capital stock	$218,191	$218,158
Deficit	(36,476)	(9,906)
Contributed surplus (v)	3,059	890
Other comprehensive income (v)	(2,243)	(2,244)

Shareholders’ equity in accordance with U.S. GAAP	$182,531	$206,898

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)

The balance sheets in accordance with U.S. GAAP at September 30, 2006 and December 31, 2005 are as follows:

	2006		2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Current
Cash and cash equivalents	$48,770	$48,770	$14,472	$14,472
Accounts receivable	92,378	92,378	56,290	56,290
Unbilled revenue	36,892	36,892	24,622	24,622
Derivative instruments (i)	645	2,228	—	2,205
Inventory	11,804	11,804	7,796	7,796
Prepaids and other	24,493	24,493	20,757	20,757
Future income taxes	8,529	8,529	4,216	4,216

	223,511	225,094	128,153	130,358

Investments	6,663	6,663	6,337	6,337
Capital assets	132,170	132,170	131,265	131,265
Goodwill and other intangible assets (ii)	408,602	387,800	218,081	197,279
Other assets (iii)	14,983	14,902	11,432	11,089

	$785,929	$766,629	$495,268	$476,328

Liabilities
Current
Payables and accruals	$156,425	$156,425	$69,955	$69,955
Deferred revenue	11,695	11,695	7,576	7,576
Current portion of long-term debt	2,379	2,379	1,657	1,657

	170,499	170,499	79,188	79,188

Long-term debt	223,256	223,256	162,581	162,581
Senior unsecured notes	150,000	150,000	—	—
Other liabilities	14,289	14,289	5,492	5,492
Future income taxes (ii, iii)	31,639	25,612	24,648	18,615

Total liabilities	589,683	583,656	271,909	265,876

Non-controlling interest	442	442	429	429
Shareholders’ equity	195,804	182,531	222,930	210,023

	$785,929	$766,629	$495,268	$476,328

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)

Following are statements of operations for the three and nine months ended September 30 in accordance with U.S. GAAP:

	Three Months		Nine Months
	2006	2005	2006	2005

Revenue	$138,576	$95,199	$397,156	$280,378
Costs of goods and services	97,328	69,271	289,215	197,398

Gross margin	41,248	25,928	107,941	82,980

Selling, general and administrative	15,754	12,866	49,027	35,231
Rental expense	2,484	1,578	6,854	4,715
Bad debt (recovery) expense	(190)	(523)	134	262
Depreciation and amortization	10,995	9,238	30,906	27,339
Asset impairment charge (Note 13)	—	—	23,786	165
Equity in earnings of investee	(234)	(225)	(688)	(556)
Foreign exchange loss (gain)	673	23	150	(277)
Non-controlling interest	(45)	64	13	64
Other costs (income)	3,826	72	5,325	347

	33,263	23,093	115,507	67,290

Earnings (loss) from operations	7,985	2,835	(7,566)	15,690

Interest expense	8,674	2,840	26,218	8,477
Interest rate swap	—	(170)	—	(997)

Net (loss) earnings before income taxes	(689)	165	(33,784)	8,210
Income tax (recovery) expense	(1,125)	444	(5,073)	3,781

Net earnings (loss)	$436	$(279)	$(28,711)	$4,429

Basic and diluted (loss) earnings per share in accordance with U.S. GAAP	$0.01	$(0.01)	$(0.68)	$0.10

i)	Derivative instruments

The interest rate swap transactions described in Note 18 meet the criteria for hedge accounting and are accounted for as hedges under Canadian GAAP AcG 13. Under U.S. GAAP all derivatives are recorded on the balance sheet at fair value and Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, establishes certain criteria to be met and documentation to be in place in order to designate a derivative instrument as a hedge and to deem a hedge as effective. As certain elements of the prescribed documentation were not in place in accordance with U.S. GAAP, related to the two swap transactions which expired December 2005, the interest rate swaps were not eligible for hedge accounting. As a result, under U.S. GAAP, any changes in fair value of the swaps were reflected as a charge or credit to income in the applicable period.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
Documentation in place for the new swap transactions entered into on January 14, 2005, September 30, 2005 and September 14, 2006 (Note 18) meet the requirements for hedge accounting under both Canadian and U.S. GAAP. Under U.S. GAAP, the fair value of these swap transactions are recorded on the balance sheet with an offsetting amount recorded in accumulated other comprehensive income.

In addition, in connection with the equity offering of common shares in 2002, the Corporation entered into a forward exchange contract in order to fix the U.S. dollar value of the anticipated net proceeds from the offering. Under Canadian GAAP, this forward contract was accounted for as a hedge of the Canadian dollar denominated net proceeds from the offering. Therefore, the proceeds from the offering were credited to capital stock at the contracted exchange rate. Under U.S. GAAP, this forward exchange contract did not meet the criteria necessary to be classified as a hedge. Therefore, under U.S. GAAP the proceeds from the offering were recorded at the exchange rate prevailing at the date the proceeds were received, and the loss on the forward exchange contract was charged to income in 2002.

ii)	Business combinations

As part of the business combinations completed prior to January 1, 2001, transition and integration costs, employee retention bonuses, and impairments in value of certain redundant assets of the Corporation related to business combinations were included as acquisition costs and accounted for using the purchase method. Under U.S. GAAP, transition and integration costs and asset impairment losses related to redundant assets of the acquirer corporation are expensed as incurred. Accordingly, the goodwill related to these acquisitions under U.S. GAAP is lower than that recorded under Canadian GAAP.

iii)	Deferred start-up and development costs

Under Canadian GAAP, start-up costs are deferred and amortized over periods not exceeding five years based on the expected period and pattern of benefit of the deferred expenditures. Under U.S. GAAP, these costs are charged to expense in the period incurred. The difference between U.S. GAAP and Canadian GAAP represents the start-up costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized. This adjustment also resulted in a change in the future income tax liability for the period.

iv)	Stock-based compensation costs

As described in Note 2, during 2003 the Corporation elected to adopt the fair value method of accounting for stock options granted to directors, officers and employees on or after January 1, 2003 under Canadian GAAP.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
In accordance with the transitional provisions available under Canadian GAAP, the Corporation provides pro forma disclosures of net earnings and related per share amounts using the fair value method of accounting for such stock options granted in 2002.

Prior to January 1, 2006, for U.S. GAAP purposes, the Corporation adopted fair value accounting under the prospective method as permitted under SFAS 123, Accounting for Stock-based Compensation. Under U.S. GAAP pro forma disclosures were required to reflect, to the extent applicable, the impact of all options granted to directors, officers and employees since December 15, 1995, the effective date of SFAS 123. Prior to January 1, 2003, the Corporation used the intrinsic value method of accounting for such stock options under U.S. GAAP.

The following table sets out the pro forma net earnings and related basic and diluted earnings per share figures for the three and nine months ended September 30, 2005 as a result of applying the original provisions of SFAS 123.

	Three Months	Nine Months
	2005	2005

Net (loss) earnings as per U.S. GAAP	$(279)	$4,429

Stock-based compensation expenses included in reported net earnings determined under the intrinsic value based method	—	(15)

Stock-based compensation expenses included in reported net earnings determined under the fair value based method	386	1,093

Total stock-based compensation expenses determined under the fair value based method for all awards	(1,555)	(3,676)

Adjusted net (loss) earnings as per U.S. GAAP	$(1,448)	$1,831

Adjusted basic and diluted (loss) earnings per share	$(0.03)	$0.04

Effective January 1, 2006, the Corporation adopted the fair value recognition provisions of SFAS 123 (R), Share-Based Payment, using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for the three and nine months ended September 30, 2006 includes compensation cost for all stock options issued prior to January 1, 2006 but not yet vested as of January 1, 2006 as well as compensation cost for options issued on or after January 1, 2006. Results for prior periods have not been restated. The adoption of this standard resulted in an increase in stock based compensation expense of $0.1 million and $0.5 million or $Nil and $0.01 per share for the three and nine months ended September 30, 2006, respectively.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
In 2001, the Corporation reduced the exercise price of certain outstanding options to the then current market price of the Corporation’s common shares. As a result, all 137,500 of these repriced options are subject to variable accounting under the intrinsic value method until such time as they are exercised, expire or are forfeited. Consequently, any increases in the market price of the Corporation’s common shares subsequent to the date of the repricing are reflected as additional stock-based compensation costs and amortized to expense over the remaining vesting period of such repriced options. Any subsequent decreases in the market price of the Corporation’s common shares result in a reversal of previously recognized stock-based compensation expense. As of September 30, 2006, all of these options were exercised, cancelled or expired (December 31, 2005 – 5,625 such options were outstanding with an exercise price of $10.25 Cdn per share).

v)	Change in reporting currency

Effective January 1, 2001, the Corporation changed both its functional and reporting currencies from the Canadian dollar to the U.S. dollar. Under Canadian GAAP, financial statements of all periods prior to January 1, 2001 were translated into U.S. dollars in accordance with the translation of convenience method using the exchange rate as at December 31, 2000.

Under U.S. GAAP, these prior period financial statements are translated into U.S. dollars using the current rate method, as if the reporting currency had always been the U.S. dollar. The application of this change resulted in differences in individual balances within shareholders’ equity between Canadian and U.S. GAAP as of January 1, 2001; however, total shareholders’ equity was unchanged.

Accumulated other comprehensive income includes $3.8 million which arose as a result of this translation method. This amount has not changed since January 1, 2001.

vi)	Advertising costs

Advertising costs are expensed as incurred.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
b)	The consolidated statements of cash flow comply with International Accounting Standard 7. However, there are certain differences under U.S. GAAP as a result of other reconciling items. A summary cash flow statement for the three and nine months ended September 30 in accordance with U.S. GAAP is presented below.

	Three Months		Nine Months
	2006	2005	2006	2005

Cash flows from operating activities in accordance with U.S. GAAP	$3,097	$261	$17,586	$17,884

Cash flows from investing activities in accordance with U.S. GAAP	$(8,520)	$(6,982)	$(194,284)	$(33,729)

Cash flows from financing activities in accordance with U.S. GAAP	$53	$(166)	$210,996	$(50,702)